zone4play

Interactive Gaming Technology

08048520

2007 ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-KSB

(Mark One)

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

or

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE EXCHANGE ACT

For the transition period from __________ to __________

COMMISSION FILE NO. 000-51255

ZONE 4 PLAY, INC.
(Name of small business issuer in its charter)

NEVADA (State or other jurisdiction of incorporation or organization)	**98-037121** (I.R.S. Employer Identification No.)
103 FOULK ROAD, WILMINGTON, DELAWARE (Address of principal executive offices)	**19803** (Zip Code)

Issuer's telephone number: (972) - 3 - 6471884

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act: Common Stock, par value $0.001

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes: [_] No: [X]

Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes: [X] No: [_]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of the issuer's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB:

Yes: [X] No: [_]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes: [_] No: [X]

State the issuer's revenues for fiscal year ended December 31, 2007: $1,143,204

State the aggregate market value of the voting and non-voting equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity as of a specified date within the past 60 days: $1,070,568 as of March 31, 2008

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date: 32,319,301 shares of Common Stock as of March 31, 2008

Transitional Small Business Disclosure Format: Yes: [_] No: [X]

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required in Items 10, 11, 12, 13 and 14 of Part III of this Annual Report on Form 10-KSB is incorporated by reference from our definitive Proxy Statement for the Special Meeting in lieu of Annual Meeting of Stockholders scheduled to be held on April 29, 2008 or a later practical date.

ZONE 4 PLAY, INC.

FORM 10-KSB
(FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005)

TABLE OF CONTENTS

References in this Annual Report on Form 10-KSB to the "Company", "we", "us" or "our" include Zone 4 Play, Inc. and its subsidiaries, unless the context requires otherwise.

Zone4Play(R) is a trademark of the Company.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this Annual Report on Form 10-KSB that are not historical facts are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Such forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as "believes," "intends," "plan" "expects," "may," "will," "should," or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. In particular, our statements regarding the potential growth of our markets and business outlook are examples of such forward-looking statements. The forward-looking statements include risks and uncertainties, including, but not limited to, the growth of the interactive game market and other factors, including general economic conditions and regulatory developments, not within our control. The factors discussed herein, including those risks described at the end of Item 1, and expressed from time to time in our filings with the Securities and Exchange Commission could cause actual results and developments to be materially different from those expressed in or implied by such statements. The forward-looking statements are made only as of the date of this filing, and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

OVERVIEW

We are a software and technology developer and provider to companies that service the interactive gaming industry, delivering cross-platform systems that are built for mass participation gaming over mobile devices, TV and the internet. Our software provides and supports play-for-fun and play-for-real interactive games. We offer five core solutions to companies that offer play-for-real gaming, namely:

(i) Multiplayer blackjack tournaments ("Blackjack Software"): 24/7 availability of a variety of blackjack tournaments games based on a peer-to-peer technology allowing users to compete against each other and not against the "house".

(ii) Mobile gaming: the provision of services on mobile devices, including fixed odds games, multiplayer games, sports betting services, scratch cards and exchange betting.

(iii) Interactive TV gaming: the provision of software and technology currently supporting fixed odds games.

(iv) Participating TV gaming: the provision of services via the interaction of television broadcasts and mobile text messages, IVR (interactive voice response) lines or Java interaction.

(v) Online gaming: the provision of fixed odds and casino games over the internet.

We also provided marketing services related to our Blackjack Software business and potentially other games thorough our subsidiary Get21 Limited, or Get21, which used Golden Palace Ltd. for the full operation of the service which includes payment, processing, customer support, fraud and collusion prevention and other services. Effective July 15, 2007, we ceased the marketing services provided for gaming applications marketing activities due to cash flow difficulties.

Our technology allows our customers to generate additional revenue from their existing infrastructure and user base by allowing a subscriber to switch from one platform, such as Interactive TV, mobile, internet or participating TV to another platform using a single account with the same account balance and user information. In addition, our technology allows mobile service providers, TV broadcasters and channels to provide additional content, as well as an increased variety of services, to their customers.

We were incorporated under the laws of the State of Nevada on April 23, 2002, as Old Goat Enterprises, Inc. (the "Predecessor"). On February 1, 2004, the Predecessor issued the shareholders of Zone 4 Play, Inc., a Delaware corporation ("Zone4Play Delaware"), 10,426,190 shares of common stock, in consideration for the entire share capital of Zone4Play Delaware. Immediately after the issuance, the shareholders of Zone4Play Delaware held 58% of the issued and outstanding share capital of the Predecessor, and subsequently changed its name to Zone 4 Play, Inc., a Nevada corporation. The transaction was accounted for as a reverse acquisition, whereby the Predecessor was treated as the acquired company and Zone4Play Delaware as the acquirer. The historical financial statements of Zone4Play Delaware became our historical financial statements. We conduct our operations through our wholly owned subsidiaries, Zone4Play (Israel) Ltd., an Israeli corporation incorporated in July 2001, Zone4Play (UK) Limited, a United Kingdom corporation incorporated in November 2002, and Zone4Play Delaware. On April 27, 2005, pursuant to an agreement with NetFun Ltd., we increased our ownership percentage of the issued and outstanding share capital of MIXTV Ltd. from 50.1% to 100%. On July 11, 2006, we formed a wholly owned subsidiary in the Isle of Man, named Gaming Ventures plc ("Gaming"). Gaming has two wholly owned subsidiaries, RNG Gaming Limited ("RNG") and Get21, both of which are Isle of Man companies.

On July 12, 2006, Zone4Play Delaware and Gaming entered into an agreement under which our wholly owned subsidiary Gaming purchased from Zone4Play Delaware all right, title and interest in its intellectual property rights and assets related to its newly developed Blackjack Software on a "going concern" and "as is" basis, in exchange for a secured promissory note in the principal amount of $2.25 million. The purchase price was based on an appraisal report made by an independent appraiser. This promissory note has a term of five years. Principal is payable in five equal annual installments of $450,000 and carries an annual interest of US Libor +1.5%. On July 17, 2006, Gaming entered into an agreement with RNG under which Gaming assigned all of its rights in the Blackjack Software to RNG in consideration for all outstanding and issued ordinary shares of RNG.

The purpose of RNG is to exploit the Blackjack Software and related intellectual property and further develop this software and potentially other gaming software. RNG is expected to license its software to third parties in exchange for revenue shares and license fees.

Get21's business model was to provide marketing services related to the BJ Software business and potentially other games. Get21 has outsourced to Golden Palace the full operation of the service which includes payment, processing, customer support, fraud and collusion prevention and other services.

Effective July 15, 2007, we ceased the marketing services provided for gaming applications marketing activities due to cash flow difficulties.

On September 14, 2006, Gaming, RNG, and Golden Palace Limited ("Golden Palace"), entered into an agreement, which was amended on January 10, 2007, under which Golden Palace has agreed to invest $600,000 in RNG in return for 20% of the ordinary shares of RNG. Pursuant to terms of this agreement, Golden Palace has an option to acquire an additional 30% of the ordinary shares of RNG (but not more than 50% of RNG or more than the amount owned by Gaming) at a price of $100,000 per each additional percentage interest of the ordinary shares of RNG, if the option is exercised on or before September 14, 2008; $180,000 per each additional percentage interest of the ordinary shares of RNG, if the option is exercised upon RNG becoming a public traded company or upon the completion of a private placement of securities for consideration of not less than $4,000,000 to third parties, at a company valuation of $18,000,000. Such option can be exercised by Golden Palace during a period commencing on the date of the agreement and terminating upon the earliest of: (1) September 14, 2008; (2) RNG becoming a public company; or (3) completion by RNG of a private placement for securities for consideration of not less than $4,000,000 by third parties, at a company valuation of $18,000,000. Concurrently, Gaming, RNG and Golden Palace entered into a shareholders agreement under which Golden Palace has a right to appoint one of RNG's 4 directors (as long as Golden Palace owns 20% of RNG) and we have a right to appoint the 3 other directors. Upon Golden Palace becoming an owner of 50% of RNG, it will have the right to appoint an equal number of directors to the number we are entitled to appoint.

On October 31, 2006, RNG and Golden Palace entered into a software license agreement under which RNG has a granted Golden Palace a non transferable, limited license to use, perform, present and operate RNG's Blackjack Software for the purpose of displaying, managing and operating online gaming according to the terms and conditions of the agreement. In return, Golden Palace has agreed to pay RNG a total of $1,000,000 in license fees, integration costs, technical support fees and advanced royalty fees, as well as additional royalty fees equal to 15% of the fees charged by Golden Palace from players who participate in the blackjack game. According to the terms of the agreement, the Blackjack Software shall not be used in the U.S. and/or offered for use to U.S. residents, and Golden Palace has agreed to take certain actions to ensure that the Blackjack Software is unavailable for U.S. residents.

On November 9, 2006, Get21 and Golden Palace entered into a sublicense and software agreement under which Golden Palace granted Get21 a world wide, non exclusive, non transferable sublicense to user interface portion of the multiplayer blackjack and poker gaming software ("Player Software") and to grant players the right to use the Player Software. According to the terms of the agreement, Get21 is responsible for performing all marketing and promotional functions with respect to bringing players through the URL web address www.get21.com and www.get21poker.com ("URL") to online gaming multiplayer blackjack and poker rooms ("Gamerooms") which are operated by Golden Palace. Get21 and Golden Palace shall share the revenues generated from players who played in the Gamerooms through the URL according to the terms specified in the agreement.

On August 4, 2006, Gaming filed with the Securities and Exchange Commission ("SEC") a registration statement on Form 20-F, which is now effective. As a result, Gaming is now a separate reporting entity with the SEC that has the reporting obligations of a foreign private issuer, despite it being our wholly owned subsidiary. As disclosed in our Current Report on Form 8-K filed with the SEC on June 20, 2006, we intend to declare a dividend of Gaming's shares on a one-for-one pro rata basis to our shareholders as of a record date to be determined by our Board of Directors. Our shares of common stock are currently traded on the OTC Bulletin Board under the trading symbol "ZFPI.OB".

On November 6, 2007, the Company and Two Way Media Ltd (the "Parties") have incorporated a new entity in Alderney bearing the name Two Way Gaming Limited ("TWG") to conduct all gaming activity undertaken by the Parties on interactive television, mobile telephony, participation television and the internet. Both companies are equal holders of the issued shares of TWG. On the same day the Parties together with winner.com (UK) Ltd ("Winner"), agreed to terminate the Interactive Fixed Odds Betting Services Agreement that was signed between them on February 22, 2005, and the Company has agreed to grant to Winner an option to purchase directly from Z4P part of Z4P's shareholding in TWG equivalent to 7.5% of the TWG's total shares subject to certain events. Winner is owned by our former Chief Executive Officer and current director Mr. Shimon Citron.

THE MARKET

The interactive entertainment market has emerged as a result of the growth and technological advancement in the communications industry. One of the key segments of the interactive entertainment market is online gaming which has experienced growth since its emergence in the early 1990s. Estimates and growth rates of the online gaming market vary. The upper end of these estimates suggests that the online gaming market generated gross winnings in excess of US$10.0 billion in 2005. Nevertheless, estimates suggest that the penetration of online gaming compared to traditional land-based gaming remains low. We believe that growth in the online gaming market will be driven by the increased availability of the internet and broadband connectivity, increased branding and marketing efforts by online gaming operators, the availability of alternative distribution platforms

It is the anticipated expansion of alternative distribution platforms that we are seeking to exploit with our software and technology. Internet gaming is the most developed interactive gaming platform, and although still relatively new, most interactive gaming operators already have an internet offering. In relation to gaming, other platforms such as mobile applications, Interactive TV and participating TV are still in their early stages and are the primary focus of the Company.

ONLINE GAMING MARKET/MULTIPLAYER BLACKJACK TOURNAMENTS MARKET

The online gaming market is divided into segments according to game types, reflecting different gamer characters and tastes; however, some of the market segments, such as blackjack, attract gamers of different gaming choices.

The P2P emerging segment, which currently includes mostly poker, is predicted to grow from a market share of 22%, which reflects $1.44 billion in year 2005, to 38% and $9 billion by year 2009. (Poker reflects $6 billion.) Poker operators are now targeting more casual gamers which are considered the mass market. As more casual gamers and less affluent nations enter the poker players market ARPC (Average Revenue Per Customer) per annum is expected to fall from an average of $762 in 2004 to $619 in 2008. Consequently, poker operators are constantly looking for new ways to attract casual players (U.S. and non-U.S. players) to the international P2P networks on the one hand, while increasing the ARPC on the other hand.

P2P blackjack is simpler and more intuitive than poker and therefore may be more attractive to casual gamers who do not play online poker.

Blackjack is the most popular casino game outside of the U.S. As part of the poker network efforts to diversify their client portfolio risk, networks adjust their offerings to new non-U.S. markets. Introducing another P2P game which shares the proven poker revenue model on the same poker network is expected to increase ARPC and allow network operators to better compete in the player acquisition market. Better ARPC means more revenue sharing affiliate marketing partners and better marketing budgets. These factors promote growth in the particular P2P network. High network liquidity is the principal factor to generate player trust and player interest. P2P poker showed a compound annual growth rate of more then 334% in the four years since it emerged as an independent market segment. We believe that blackjack has the potential to be the most popular P2P game after poker.

The online gaming market is one of the fastest-growing and most profitable online businesses. It has experienced rapid growth in recent years, fueled by the growth of broadband penetration throughout the world, increasing consumer confidence in the safety and security of online payment systems, increasing customer demand, and ongoing investments by online gaming operators in product development and marketing.

Online gaming has a number of advantages for players: it is convenient and easily accessible at any time, day or night, and relatively anonymous. Casino websites provide a wide variety of games, including free-play games that encourage players to experience online gaming for the first time. According to an industry research report, the worldwide market for online gaming has grown from virtually no revenue in 1995 to approximately $6 billion in 2003 and increased to over $8 billion in 2004. Forecasters expect this market to grow by an additional 20% to 25% in each of 2005 and 2006. According to one specialist gaming consultancy, the online gaming market will continue to grow rapidly in the coming years, reaching $22 billion in 2009.

MOBILE GAMING MARKET

While mobile entertainment is a lucrative market, the growth in the mobile gambling services has proceeded more slowly than other services, due to complexity of the regulatory environment, trust of fair service, network coverage and limitations of payment processing systems.

Juniper Research estimates that the global mobile content market is expected to rise to $3.2 billion by 2012. In the mobile gambling world there are broadly three main areas of gambling: casino, lotteries and sports betting.

The growth of the mobile content market is largely being driven by the emergence of innovative content providers providing a growing array of compelling content to the end user. The emergence of this distribution channel and the potential market opportunity that it offers has not gone unnoticed by the gaming providers. As a result, providers of gaming services, both online and land-based, are seeking ways to exploit the mobile distribution platform for gaming, to add additional revenue channels.

Sports-betting is currently estimated to be the largest of the three sectors of the mobile gaming market. Juniper Research estimates that the mobile lottery market, currently less than 25% of the total, will be the biggest mobile gaming winner. The rationale for this assumption is the overall ubiquity of lotteries amongst the adult population and the general government apathy towards lotteries versus other forms of gambling, resulting in them becoming established more quickly in a greater number of markets. We believe that with the advent of next generation network technologies (e.g. 3G) and more advanced graphic technologies on handsets, mobile gaming services will become more akin to the gambling experiences offered online.

INTERACTIVE TV MARKET

Interactive TV enables two-way communications using a television as a display. Uses include entertainment, information retrieval, education and shopping. One of the consequences of the growth of Interactive TV is that interactive entertainment channels and services are becoming increasingly popular. These channels and services create new forms of revenue streams that are driven not exclusively from traditional advertising but primarily from the monetization of the interactivity, for example, paying to play games and wagering on games.

PARTICIPATING-TV MARKET

The emergence of cellular infrastructure has given solutions for issues like always-on connectivity and availability, and provided with potentially good answers for questions of dependence of availability on location and timing. The convergence of wireless and TV serving technologies has created a rare opportunity for the 'Cellularifiaction of TV' - enabling enhanced and enriched TV experience. This convergence of cross media content provides the ability to embed additional program data such as home audience cellular-based interaction into live feeds or prerecorded shows and programs.

Wireless entertainment and communications have grown in very rapid pace in certain European countries. Wireless operators are evaluating key application services and new content while TV and new media producers are excited about reaching their audiences in new ways.

Cross Media formats represent challenges to broadcasters as well as producers. New content formats that cross over the broadband web, linear or interactive television and fixed or mobile devices typically come packaged with software tools, content management tools and other elements that require going beyond the regular television program buying and selling that the broadcasters are used to dealing with.

SMS texting and other user interactions in response to television programming or to influence television programming have gained a lot of popularity lately. Entertainment, sports and Fixed-Odds services will be at the heart of demand for such services. 'Getting the audience involved' experience lets viewers interact with one another or with content associated with reality shows, regular shows, advertisement or fixed-odds games by sending in messages that are displayed or accumulated on the television screen.

Television is a highly effective medium through which to market mobile entertainment services, which are now a significant part of the mobile content sector. A number of companies produce and broadcast interactive formats. These operators focus on the sale of their formats and/or on buying airtime to promote them. They tend to focus on a single genre such as interactive quiz shows and formats and do not have the extensive portfolio of live interactive formats.

The growth of special interest cable and satellite television channels in the digital broadcast environment has resulted in audiences and revenues being spread over an increasing number of channels. . Competition for customers is thus intense and, as a result, traditional television broadcasting models, which are based on advertising revenue, are coming under pressure. Broadcasters are seeking to find new ways of winning audience share and generating revenue streams, while seeking to reduce the operational costs of providing new formats and services. Among early participation television applications, voting and polling demonstrated the potential of the new medium. This is evidenced by the success of programs such as Big Brother and Pop Idol.

OUR BUSINESS

PLAY-FOR-REAL

We currently provide five core solutions for play-for-real gaming mobile gaming, interactive TV gaming, participating TV gaming, online gaming and multiplayer blackjack tournaments gaming. We also provided marketing services to our Blackjack Software in order to attract online gamblers to gambling websites. Though we continue to operate in all of these areas, we recently decided to focus primarily on the Winner Channel.

MULTIPLAYER TOURNAMENTS BLACKJACK

Our indirect subsidiary RNG has signed a non-exclusive license agreement with industry leader Golden Palace Ltd to offer non-U.S. customers the Blackjack Software service. The agreement allows for Golden Palace poker players to be integrated into a single E-Cash wallet, to enhance the cross-marketing opportunities between Golden Palace poker players and the new multiplayer blackjack tournament service. As a result, Golden Palace online poker players will be able to participate in the game by using their existing account without the need to re-register. We intend to further develop the Blackjack Software, and we intend to develop other products in the future. We have developed a patent application for the Blackjack Software which was pending with the U.S. Patent and Trademark Office. In January 2008 we decided to abandon this application.

MOBILE GAMING

Mobile gaming is in its infancy. However, as a distribution channel, mobile is beginning to gain momentum due to handset and network technological advancements (e.g. 3G) as well as user acceptance. We are at the forefront of this market, extending interactive gaming technologies to the mobile world and enabling gaming service providers to do the same.

Our mobile solutions are compatible with in excess of 100 different mobile handsets. We offer both proprietary white label games as well as popular branded games that our software specifically adapts to work on the mobile platform. The game applications interface with Java, SMS, WAP and Brew protocols. Our mobile solutions offer high levels of security integrating state of the art SSL encrypted protocols and encryption keys allowing secure access to account management features, such as deposits and withdrawals. By combining our server-based solution ("ZoneITS") with our mobile solution, we are able to deliver a complete cross-operator/cross-media environment - i.e. real time interaction between mobile, iTV, satellite and online based gaming operations - enabling a single-account, cross platform gaming experience.

Our current offerings to our mobile gaming operator customers include certain fixed odds games (such as roulette, dice, keno, hi-lo), virtual horseracing, casino games and exchange betting.

We offer an end-to-end (server side and clients), plug-and-play, trusted and unique gaming solution for the mobile device market empowering:

- Gaming operators, willing to extend their existing services to the next generation gambling medium; and
- New gaming operators willing to adopt the mobile device medium as their primary gambling offering

INTERACTIVE TV GAMING

iTV is evolving as a valuable distribution channel to enable gaming operators to reach their customers in the comfort of their own living rooms. Our iTV technology solution is compatible with 8 different global standards (including Open TV, TV/Scientific Atlanta, Microsoft TV, Liberate and NDS Core) that are operated on the largest middleware systems for either cable satellite or IPTV operators. As such we estimate that our iTV solution can reach approximately 85% of the iTV market. Our iTV technology has been deployed in the UK on Sky, NTL and Telewest (to provide interactive fixed odds games on TV) and by a major cable and hospitality service provider in the US, such as Cablevision and Lodgenet.

Our iTV portfolio includes fixed odds and casino games (including Keno, Hi Lo, Dice, Roulette, Blackjack, Virtual Horse racing and several Slots versions), lottery and scratch cards as well as offering of multiplayer Texas Hold'em Poker, Blackjack and Bingo.

PARTICIPATING TV GAMING

We have developed technology that uses SMS, interactive voice recognition (IVR) lines and Java-based applications to bring interactive gaming to subscribers without a return path and enables the seamless delivery of interactive gaming services to analogue, digital, terrestrial, cable and satellite viewers without any reliance on the set-top box. We believe that our Participation TV solution is a real differentiator, opening up a completely new medium for interactive gaming. Our Participation TV solution uses SMS, mobile phone Java based applications and IVR lines to bring interactive gaming to subscribers regardless of the availability of a return-path and without any reliance on the set top box. It therefore offers an interactive gaming service to analogue, digital, terrestrial, cable or satellite TV viewers, therein significantly extending the potential market opportunity of the TV distribution channel as well as providing the opportunity to generate additional revenue from telephone and wireless data traffic.

The broadcasting component integrated with the Company's server component offers an end-to-end solution. Integration of all fixed odds activities takes place on the back-end systems between the Company and the gaming operator's back office.

Our portfolio of applications for launching real gambling channels includes fixed odds games, all of which are stand-alone interactive applications or are overlaid on broadcast programs. Currently the Company offers fixed odds games (roulette, hi-lo, dice and keno) and racing (horse racing, motor racing and greyhound racing), and a new version of poker enabling, for the first time, TV viewers to play any version of poker for real money. In addition, it enables TV viewers to participate in poker TV shows by betting during each hand on the results of the game.

Our solutions are being broadcast on several channels in the UK though our agreement with Two Way Media (operator of the Winner Channel), such as Cellcast, Teletext and more. We share the revenues with the broadcasters.

ONLINE GAMING

We offer an online gaming solution to fully complement our existing product and service solutions. The market for online gaming is already significant and software developers in this market are well entrenched. Our ability to offer an online solution is invaluable as it is able to demonstrate our ability to offer a fully interoperable cross platform solution, that we believe is unique in the market. We provide end-to-end online gaming solutions, including branded and white label front end, middleware and back office solutions. The service includes extensive applications for Casino and fixed odds games, Lottery and scratch card services as well as Multi player games. We provide end-to-end online gaming solutions, including branded and white label front end, middleware and back office solutions. The service includes extensive applications for Casino and fixed odds games, Lottery and scratch card services, as well as Multi player games.

DEPENDENCE ON THREE CUSTOMERS

In 2007, we derived approximately 79% of our revenues from three major customers: Two Way TV Australia (31%), Two Way Media Ltd (22%), and Two Way Gaming Ltd (26%), of which we own 50%.

OUR STRATEGY

Our aim is to strengthen our position as a developer of gaming technology to the mobile, Interactive TV, participating TV and internet markets. The development of a diversified portfolio of high quality, innovative applications is critical to the business.

- **WINNER CHANNEL PARTNERSHIP**- We and Two Way Media Ltd, a leading interactive television company, have formed a privately held company by the name of Two Way Gaming Ltd to house their consumer betting brand, 'The Winner Channel'. The Winner Channel has launched services on TV, mobile phones and the internet - providing customers opportunities to be on all platforms from a single account. In its first year of operation, the platform has established a strong presence in the UK market. It operates its own brand and white label gambling services for leading UK media companies including ntl, the Sun Newspaper, Channel 4, Five, Teletext and Flextech Television, among others.

The new company intends to capitalize on this, focusing on high end entertainment TV betting, using the television as the primary means of acquiring customers that can then be monetized through its other platforms.

- **DEVELOP INNOVATIVE APPLICATIONS.** We continue to devote significant resources to the development of high-quality, innovative applications and work with skilled content developers. As the interactive gaming landscape continues to evolve, we intend to extend our cross-platform solutions to accommodate advancements in network and device technology.

- **EMPHASIZE OUR BRANDED TECHNOLOGY.** We intend to broaden our applications to enhance the end user's experience, thereby offering our customers (e.g. mobile phone networks) the opportunity to increase their subscribers satisfaction, leading to a reduction in subscriber churn.

- **EMPHASIZE OUR BUSINESS MODEL.** We continue to highlight the revenue-share model's collaborative features for our customers. We believe that the revenue-share model incentivizes our customers to upgrade and enhance the capabilities of their applications.

- **FACILITATE DISTRIBUTION AND SUPPORT.** We continually promote all of our products in their relevant markets to enable the best market penetration and customer support. We place emphasis on getting the product right and supporting the product with the correct combination of technology, distribution and support.

OUR COMPETITIVE STRENGTHS

We believe that our competitive strengths include:

- **PROPRIETARY, AWARD-WINNING TECHNOLOGY AND COMMITMENT TO RESEARCH AND DEVELOPMENT.** We invest in research and development to create applications and technologies that incorporate the advanced capabilities of next-generation networks. We have developed proprietary technologies that enable us to distribute our solutions across different platforms. We offer our cross-platform technologies through revenue-sharing arrangements with our customers. The cross-platform nature of our technologies allows us to remain neutral to the network choices made by our customers, and enables our customers to reach a larger number of subscribers. We have patent pending proprietary multiplayer blackjack product and a patent-pending participating TV solution.

- **CUSTOMER RELATIONSHIPS AND DISTRIBUTION CHANNELS ACROSS MULTIPLE PLATFORMS.** Service providers are our primary customers and the distributors of our applications. Over the past two years, we have established agreements to distribute our applications through major wireless operators, Internet service providers, and cable and satellite companies. We believe that we are able to build our distribution channels as a result of our focus on customer service, the quality of our applications and our ability to deploy those applications on a broad range of devices and networks. We believe that the time and difficulty involved in building a global distribution channel represents a significant barrier to entry for our potential competitors. We are first to market position in the participating TV gaming market and have an early mover in the mobile gaming and in the online multiplayer application market.

- **DIVERSE PORTFOLIO OF ORIGINAL AND LICENSED PROPERTIES.** We publish a diverse portfolio of interactive entertainment applications. Our applications span multiple categories and are based on intellectual property that we create and own, and well-established brands that we license from third parties. We believe that our approach to develop branded content for our platform has broad customer appeal and reduces our reliance on any particular application. In addition to introducing new applications, we continuously update our existing applications to take advantage of enhanced functionality of new media platforms.

- **RECURRING REVENUE-GENERATING BUSINESS MODEL.** Our business strategy emphasizes the collaborative nature of our approach to customers. We prefer to enter into revenue-share agreements with our customers, rather than license our technology. We believe this approach will continue to generate revenue long after the technology's initial release. The market data we collect from sales and usage of our applications also provides us with valuable insight into carrier and subscriber preferences and guides the development of future application.

OUR PRODUCTS AND TECHNOLOGY

We currently provide four layers of technology enabling the full range of services required to supply gaming solutions across multiple platforms. The four layers include: back office, game engines, middleware and front-end solutions. Customers can select the full solution from front end to back office, or can select a part of the service which is then integrated with their existing offering.

MULTIPLAYER TOURNAMENTS BLACKJACK SOFTWARE

Blackjack's simple rules and extremely visible play permit players to enter the game with little knowledge. At the same time, the unique blackjack tournament rules add skill elements to the traditional blackjack game and therefore attract professional and savvy players who implement complicated gaming strategies.

One of the unique aspects of our P2P application is that it allows for constant gaming opportunities and nonstop blackjack online events. A game is available whenever a player is looking for one. Players do not play against the house - players compete against each other allowing the most skillful player to win. Once a set number of players arrive, the game begins. Multi-table tournaments consist of a number of 5-player tables, allowing bigger prizes and a more exciting tournament.

We developed the Blackjack Software with the assistance of professional blackjack players. We believe that our new multi-player blackjack application may be an attractive product for major online casinos and sports books. Our blackjack product is the first on the market to combine a full range of multi-player blackjack games: Multi-table Sit & Go tournaments; Single table Sit & Go Tournaments; Heads-Up Blackjack; Blackjack Shootout tournaments; and daily Blackjack Special Tournaments.

Each player has to pay the same amount of money, "a buy-in", and the house fee in order to register for the game. The players choose the game with the amount of rounds they prefer and enter the table. All players receive an equal amount of chips. The chips are used as counters and are accumulated by beating the computer-generated dealer's hand. Each player determines the amount of chips to bet in every hand. The player who accumulates the most chips wins the pot.

BACK OFFICE - ZONEMAS

Our strategy is to provide gaming operators with all the software tools they need to deploy gaming services to their customers in the most efficient and lucrative manner. Whether connecting to existing enterprise operations or starting from scratch, our ZoneMAS is a robust, highly secure and cost-effective back-office suite that is specially designed to cater to the dynamic needs of gaming operators.

ZoneMAS is an advanced cross-platform back-office system that enables the delivery of betting services on numerous interactive platforms such as the internet, mobile, iTV, and broadcast TV, using a one-time registration process and a single account. ZoneMAS supports fixed odds games, lottery games, number games, bingo games and more. ZoneMAS is a cross-platform solution designed to meet these unique requirements. ZoneMAS includes advanced marketing and advertising tools, including a bonus system mechanism, VIP system, customer retention system, lifetime value mechanism, tournament systems, data mining and an in-house affiliation system.

ZoneMAS advanced features include:

- Cross platform capabilities (Internet, mobile and iTV)
- Familiar web-based interface that enables access from any browser
- State-of-the-art security systems for sites include SSL Personal Key management for every system access
- User-friendly interfaces and features
- Real-time reporting of trends, individual account analysis and performance
- Marketing and advertising subsystems
- Full third party support via an application program interface.

GAME ENGINES

The game engine is responsible for the gaming operations and includes the rules and logic of each game. The game engine includes a random number generator, gaming statistics, odds and other characteristics that enable gaming operations. Information from the game engine is displayed on the front end device that serves as an application program interface (API). The game engine operates as a separate server and communicates with the communications manager and the back office. The game engine can function as a single player server or as a multiplayer server.

- **STAND-ALONE GAMES SERVER.** This server's function is to manage the game logic of fixed-odds betting. The server supports the installation of games in a uniform protocol to connect with the back-office and different customers' interfaces. We developed several game engines for roulette, dice, keno, hi-lo, slots, bingo-keno, horse racing and more which have been successfully deployed for several years at different clients. The server also supports installation of games developed by third parties.

- **MULTI-PLAYER GAMES SERVER.** This server controls the multi-player games developed by us. The server operates two types of games: games where several players play against each other, like poker, and the server manages the game tables and the tournaments; and games where drawings take place every few minutes and can be observed by all participants, such as SMS TV.

MIDDLEWARE TECHNOLOGIES

We provide two middleware servers: ZoneITS, an interactive terminal server, and MIXTV, a broadcast video server.

- **ZONEITS.** ZoneITS is a designated server that is located on the customer's network and handles all incoming requests from mobile handsets, such as subscriber registration, access to applications and all Java-enabled interactivity. The server's architecture enables reliance on a single uniform protocol between the mobile client and terminal. The server is specifically designed to manage updated versions of handsets by providing information about the client's memory status and other resources. This allows all monitoring and repairs to take place in the server environment which eliminates the need for changing the basic code on the Java client. The architecture is designed to increase security and create an additional buffer between the client and the server, making the content transferred between mobile clients and the terminal uniformly encrypted. While no system is completely secure, we have devised numerous security measures designed to assist in the prevention of fraudulent activity and unauthorized access to its systems. We work on a four tier security protocol including obfuscation software (to deter copying of the software), protocol encryption, client server monitoring, firewalls and logging protections.

- **MIXTV.** Our products include games and virtual community tools to broadcast live. Our solutions are predominantly designed as mass-multiplayer games, with no limit to the number of players at one given moment. A wide spread audience can play the same game throughout as many platforms as the channel is deployed on. As these applications are video-streamed, they run on a number of different broadcast networks: analogue, digital, terrestrial, cable and satellite. This new patent-pending technology uses mobile text messaging to bring interactive gaming communities to subscribers without a return-path and creating a virtual community around the channel. The delivery of participating/SMS-TV requires a suite of software and hardware that delivers multi-mode solutions for broadcasters and other application service providers, by integrating into the existing infrastructure of both the broadcaster's control room and the operator's communications networks. The system comprises two main components, MIXTV Entertainment Server and MIXTV Director, that are together responsible for running the interactive solution, collecting the audience input and delivering all of the data as a video stream onto the television screen.

FRONT END

Front end solutions have been developed for Interactive TV, mobile, internet and participating/SMS-TV. The front end solution includes all of the customer interface applications and is essentially the game the customers see on their televisions, computers or mobile phones.

RESEARCH AND DEVELOPMENT

We strive to develop the latest software and technology for the gaming market, and accordingly over 83 percent of our employees are involved in research and development. Research and development expenses for 2006 and 2007 were approximately $1,604,359 and $2,923,572 respectively, which represents approximately 43 percent and 47 percent of our total operating expenses for 2006 and 2007, respectively. We believe that research and development is one of the key reasons for our success and is crucial to our future prospects and it is our intention to continue to invest heavily in research and development in order to enhance our existing solutions and launch new products into the gaming market.

COMPETITION

The interactive gaming applications market is highly competitive and characterized by frequent product introductions, new technologies and evolving platforms. As demand for applications continues to increase, we expect new competitors to enter the market and existing competitors to allocate more resources to develop and market their applications. As a result, we believe competition in the interactive gaming market will intensify. The current and potential competition in the interactive gaming applications market includes major media companies, traditional video game publishing companies, service providers in interactive mobile, TV and internet markets, software applications providers, content aggregators and other pure-play interactive entertainment companies. Larger and more established companies are increasingly focused on developing and distributing wireless applications that directly compete with us. In addition, we expect that online gaming companies will themselves continue to develop applications that allow their products and services to be available on new distribution platforms.

MULTIPLAYER TOURNAMENTS BLACKJACK

Some of the leading software and system providers in the online gaming industry operate their own gaming websites while still providing their proprietary gaming systems to other operators. There are about 90 proprietary gaming systems offered by some 120 software and system providers; however, the market is dominated by 15 leading software vendors, including WorldGaming, MicroGaming, Playtech, RealTime Gaming, Boss Media, and others.

Major software vendors may provide their proprietary gaming platforms to dozens of operating websites simultaneously and have been offering a range of services including: gaming software, customer support, back office systems, and payment processing and hosting, allowing vendors to offer solutions ranging from specific software to 'plug and play' gaming platforms.

For small to mid-size operators, in-house development is usually inefficient; therefore, in these cases, software licensing may often be the most appropriate solution.

Using standard gaming engines that can be customized to client needs allows the software vendors to offer their customer a distinctive user interface and different 'skins'. Although most competitors seek to offer new and innovative games, there are practically only a few new games in the industry. The reason is that most of the software vendors choose to get more market share by adding new operators while focusing on developing back office functionalities, service and support to their operators.

Vendors generate revenue streams through software and support licensing as well as customization, payment processing, hosting and other services that are partly fixed but are mainly calculated as a percentage of each licensee's level of activity.

P2P blackjack is a new concept that has been introduced by few operators, including: Global Player Casino, Game Account (a skill game company), blackjack.com, and RiverBelle Casino. All of these websites offer different kinds of multi-player blackjack, but none of them offers a tournaments blackjack application.

- **MOBILE**

We compete with wireless content aggregators, who combine applications from multiple developers (and sometimes publishers) and offer them to carriers or through other sales channels. We generally differentiate ourselves in several key respects by funding development, providing design input and quality assurance for our applications, and owning the application copyright and thereby increasing revenues from application sale. We consider the primary competitors in the wireless market to be Chartwell Technologies, Boss Media, Micro Gaming, Phantom Fiber, Probability Games and Mfuse.

- **INTERACTIVE TV.**

Currently, we consider the primary competitors in the Interactive TV market to be Visiware (provider of Interactive TV solutions), Pixel Technologies (provider of gaming solutions), Yoomedia (U.K.- based interactive entertainment provider), Static2358 (gaming applications developer of the OpenTV platform and owner of the "PlayJam" gaming channel), Visionik (developer of front end gaming graphics and presentation layers to the end user) and Betting Corp. (which develops server and gaming engines).

- **INTERNET.**

There are numerous competitors in the internet market and we consider the primary competitors in the internet service provider market to be online gaming sites and outsourcing providers, such as Boss Media, Cryptologic, Orbis, Microgaming, RTG and Playtech. Many of these companies have their own in-house software developers and some have significantly greater capital resources and personnel than the Company.

- **PARTICIPATING TV.**

Currently, we consider the primary competitors in the participation TV market to be Netplaytv (provider of participation TV solutions), and Yoomedia (U.K.- based interactive entertainment provider).

INTELLECTUAL PROPERTY

We own the key intellectual property rights in the software developed for use in our operations. We rely on the protection of trademark, copyright and trade secret laws, contractual obligations and license agreements with our employees, customers, partners and others to protect our proprietary rights.

In order to protect our trademarks, we have registered "Zone 4 Play" as a trade mark in the U.S. in respect of computer games software. We have also made application for a U.S. trademark for "MIX TV."

We have also applied for patent protection in relation to our participating solution and the methodology of our multiplayer blackjack products, and these applications are currently being processed.

- On January 25, 2005, we filed a U.K. patent application entitled "Broadcasted Games".

- On June 24, 2005, we filed a U.S. utility patent application entitled "Multiplayer Card Tournaments and Methods" which was assigned to Gaming and than to RNG. In January 2008 we decided to abandon this application.

- On December 22, 2005, we filed a U.K. patent application entitled "Face up Holdem" which provides fixed odds wagering that employs computer-generated card dealings and automatically calculates the odds associated with each computer generated hand (CGH) to win a broadcasted poker game.

GOVERNMENT REGULATION

The gaming industry is prohibited or restricted in some countries and highly regulated in others. In a number of countries the legal position is uncertain. In general terms, it is possible that, subject to the courts in the relevant countries being able to establish jurisdiction, online gaming and our activities in relation to it do or may constitute (in a manner and to a degree which varies between countries) a breach of the applicable criminal and/or civil legislation in the countries of residence of our registered players. This may potentially expose us, and/or our officers and directors, to fines and other sanctions (including imprisonment). That is why, we do not directly target individuals residing in the United States and mainly target online markets in Europe. We have no control over where and to residents of which country third party operators to which we may license the Blackjack Software, market their games or otherwise conduct operations, which can be all over the world.

Although the regulatory regime for land-based gaming operations is well-established in many countries, the gaming laws in such countries will not necessarily have been amended to take account of the internet, and the ability to offer gaming services online. Consequently, there is uncertainty as to the legality of online gaming in most countries. In several countries local regulators are willing to license and regulate local and often state-owned operators, but prohibit foreign operators, in some cases possibly to protect the tax and gaming revenues of the relevant government. Authorities in certain jurisdictions have taken indirect steps to restrict online gaming by seeking to prevent or deter banks, payment processors, media providers and other suppliers from transacting with and providing services to online gaming operators. The application or enforcement (or threat of enforcement) of gaming laws or regulations, or a change in sentiment by regulatory authorities on the enactment of new legislation prohibiting or restricting online gaming or services used by online gaming businesses or the taking of such indirect steps, may severely and adversely impact the business and financial position of online gaming companies. The legality of the customers themselves engaging in online gaming is also uncertain in a number of countries.

Nonetheless, customers in such countries have proved willing to engage in online gaming despite the fact that they may be prohibited by their domestic law from doing so. If online gaming were liberalized, or licensed and regulated, particularly in the U.S., online gaming companies would be likely to face increased competition from large land-based operators and internet companies that may not currently offer such services as a result of the regulatory restrictions.

U.S. GAMING REGULATION

On October 13, 2006, President Bush signed into law the "Security and Accountability for Every Port Act of 2006", which included the "Unlawful Internet Gambling Enforcement Act of 2006" (the "Act"). The Act prohibits credit card companies and other financial institutions from paying or receiving funds for the purpose of internet gambling. The Act also authorizes state and federal law enforcement officials to seek injunctions against persons who facilitate illegal internet gambling. The Act requires the Department of the Treasury and the Federal Reserve Board (FRB) to draft regulations to require each "designated payment system" to identify and block these restricted transactions through the establishment of policies and procedures.

The relevant U.S. authorities may now become more active in seeking to enforce U.S. laws against companies and persons based outside the U.S. or against companies that provide services to online gaming companies which could have a material adverse effect on us. Given the current regulation in the U.S. we did not directly market our gambling websites to individuals residing in the U.S. Effective July 15, 2007 we ceased the operation of our marketing activity.

The World Trade Organization ('WTO') has found that the U.S. legislative position on internet gambling is in violation of US trade commitments and the European Union's top financial regulator recently commented that the US position was 'protectionist'. Whether this may prompt further action by the European Union ('EU') remains to be seen.

INDIRECT PROHIBITION EFFORTS

U.S. laws are being used, or threatened to be used, by federal prosecutors, state attorneys general and other authorities against third parties who provide services to online gaming companies or who directly or indirectly facilitate online gaming operators such as licensees, internet service providers, software and technology providers, payment processors and internet portals to attempt to impede the growth of online gaming in the U.S. or prohibit the provision of services and supplies to the industry. These efforts may take various forms, including requests that online service providers 'cease and desist' from offering a service within a particular jurisdiction, civil actions seeking to enjoin a service and demand a refund of gaming proceeds originating from a particular jurisdiction, or criminal indictments, alleging a violation of state, federal and/or local law. These efforts which raise legal and moral concerns about the industry may also have the effect of causing us to avoid dealing with the online gaming industry.

There have recently been a number of legal developments associated with the manner in which the business of gaming, and in particular, Internet gaming, is treated in the UK and Continental Europe. Some of these developments can be considered as positive and some as negative.

U.K. REGULATION OF ONLINE GAMING

On April 7, 2005, the UK Gaming Act 2005 (the "UK Act") was given Royal Assent. The UK Act introduces fundamental reforms of current gaming legislation, including online gaming. The UK Act envisages that a new single regulator, the "Gaming Commission", would be formed and that the remaining provisions of the UK Act came into force from the second half of 2005 onwards, with the full regime to be in place by September 2007.

All current legislation specifically relating to gaming, including online gaming, none of which we believe applies to our activities, will be repealed when the UK Act comes into force and most entities involved in the provision of gaming activities in the UK, including us, will be regulated by the Gaming Commission. The Gaming Commission will have comprehensive powers which are set out in the UK Act.

The UK Act makes provision for the licensing of online betting and gaming in the UK, which is defined as "remote gaming". However, the UK Act does not clearly specify what services and facilities will need to be licensed in the UK. There is, however, specific provision in the UK Act relating to the use of "remote gaming equipment", which is defined as including facilities for registration, payment and the hosting of a random number generator in connection with gaming businesses. Such definition is likely to include servers which host gaming websites or gaming software. An operator and/or supplier of such equipment will need to obtain a license in the UK or relocate all of the remote gaming equipment used in connection with its licensed activities outside Great Britain.

The UK Act makes it illegal to supply, in the course of business, computer software for remote gaming unless a license is held for such activity. As players can download gaming software from our promoted websites, it is possible that we may need to obtain a license, even though we neither own nor can alter any of the gaming software to which we provide access. Whether the UK Act will be interpreted in such a way as to require us to obtain a license for this reason is, at present, unclear. This part of the UK Act dealing with the supply of gaming software does not refer to any territorial application. Therefore, it is conceivable that it may apply to any person who, although having no physical presence in the UK, is deemed to supply gaming software from websites capable of being accessed in the UK.

At this stage, the extent to which online gaming companies with UK activities will be affected either by the UK Act or the regulatory framework it will introduce is not clear. In this regard, it should be noted that the UK Act proposes that the Secretary of State also be delegated broad additional powers, including the power to determine what constitutes remote communications equipment facilities. It is possible the Secretary of State will interpret such terms widely.

We have been granted a U.K. bookmaker license to operate fixed odds games.

REST OF EUROPE

With respect to Italy and Spain, recent willingness to regulate certain forms of internet gaming could be perceived as indicative of a liberalization of the internet gaming industry as a whole in those countries. However, at present, the form of regulation put forward by these jurisdictions has failed to create attractive market conditions for our licensees. As such, notwithstanding the fact that these markets may appear to be liberalizing, in practice, they have not liberalized in a manner, or to a degree, that is helpful to our business and operation. The Company and its licensee remain at risk that Italy and Spain may take aggressive action against parties whose operations at are not licensed pursuant to the regulatory regimes established by these countries.

Countries such as Denmark and Sweden attempt to restrict the actions of gamblers and aim to curtail the supply of gaming products and services by attempting to limit such supply to domestic operators, often with links to the local government.

In Sweden, as revenues from domestic lotteries (and for these purposes, card games and other casino games are deemed to be lotteries) are only permitted to be used for the benefit of the public, it is not possible for a private company to obtain a license to operate an online gaming website. The Swedish Lottery Act applies to lotteries arranged in Sweden. The Swedish government recently considered amending the Lottery Act to prohibit foreign lotteries intended for participants in Sweden, but concluded that such a prohibition would be difficult to enforce. Since then, however, the Swedish government has announced that it intends to reconsider a possible ban on foreign online gaming businesses which operate in Sweden. Any resulting legislation may have an adverse impact on our business and operations.

Under the Swedish Lotteries Act, it is illegal in Sweden to promote a foreign operated gaming business. Promotion includes advertising in Swedish newspapers and magazines, placing banners on Swedish websites and running other similar advertising campaigns (the promotional activities undertaken by us to date would fall into this category). Accordingly, we are unable to undertake specific promotions in Sweden or to specifically target Swedish players and, as a result, our ability to operate in Sweden is restricted.

Under Danish law, any online gaming business (as well as any marketing or promotion of such business) aimed at the Danish market is illegal unless the business concerned has been granted a license from the Danish Ministry of Taxation. The extent to which a website is assessed as targeting the Danish market depends on an overall assessment of the activities offered and the content of the website concerned. Websites not specifically targeting the Danish market (e.g. where the content is not in Danish, no payments and/or winnings are calculated in Danish Kroner and no Danish language helpline is provided) will, in general, not be encompassed by the Danish prohibition provided the relevant websites are not hosted in Denmark. It is possible that the Danish Gaming Board or other relevant authority may object to our future marketing activities. We intend to take such steps as are required to ensure compliance with Danish law if any such objections arise.

OTHER LAWS AND REGULATIONS

The application to us of existing laws and regulations relating to such issues as taxation, quality of services, electronic contracting, consumer protection and intellectual property ownership and infringement (to the extent that they relate to internet businesses) is unclear. In addition, we may become subject to new laws and regulations directly applicable to our activities. Any new legislation applicable to us could expose us to substantial liability and expenses necessary to comply with these laws and regulations. There is a risk that criminal and civil proceedings, including class actions brought by or on behalf of public entities or private individuals, could be initiated against our company, our subsidiaries, our officers and directors, other members of our company and their directors, and others involved in providing facilities to the internet gaming industry.

EMPLOYEES

We have downsized our workforce and currently employ 14 employees, all of whom work full-time. None of our employees are covered by a collective bargaining agreement. We consider our relations with our employees to be good.

ZONE4PLAY(ISRAEL) LTD	3
MIXTV LTD	11

RISKS RELATED TO OUR BUSINESS

Our business involves a high degree of risk, and our securities are highly speculative. Potential investors should carefully consider the risks and uncertainties described below and the other information in this report on Form 10-KSB before deciding whether to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition, and results of operations could be materially and adversely affected. This could cause the trading price of our common stock to decline, with the loss of part or all of an investment in our common stock.

IF WE ARE UNABLE TO OBTAIN FINANCING NECESSARY TO SUPPORT OUR OPERATIONS, WE MAY BE UNABLE TO CONTINUE AS A GOING CONCERN.

We have generated revenues since inception but they were not an adequate source of cash to fund future operations. Historically we have relied on private placement issuances of equity.

We will need to raise additional working capital to fund our ongoing operations and growth. The amount of our future capital requirements depends primarily on the rate at which we increase our revenues and correspondingly decrease our use of cash to fund operations. Cash used for operations will be affected by numerous known and unknown risks and uncertainties including, but not limited to, our ability to successfully market our products and services and the degree to which competitive products and services are introduced to the market. As long as our cash flow from operations remains insufficient to completely fund operations, we will continue depleting our financial resources and seeking additional capital through equity and/or debt financing. If we raise additional capital through the issuance of debt, this will result in increased interest expense. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our company held by existing stockholders will be reduced and those stockholders may experience significant dilution. In addition, new securities may contain rights, preferences or privileges that are senior to those of our common stock.

There can be no assurance that acceptable financing to fund our ongoing operations can be obtained on suitable terms, if at all. If we are unable to obtain the financing necessary to support our operations, we may be unable to continue as a going concern. In that event, we may be forced to cease operations and our stockholders could lose their entire investment in our company. Our audited financial statements included in this annual report for the period ended December 31, 2007 contain additional note disclosures describing the circumstances that lead to this disclosure by our independent auditors.

OUR BRIEF OPERATING HISTORY MAKES OUR FUTURE SUCCESS UNCERTAIN.

We have a brief operating history. In 2001, we began our business of developing, commercializing and marketing games software and technologies. We are continuing to develop our business, enhance and extend our product suite and build our organization. Our brief operating history makes our success uncertain. As a result of our brief operating history, it is difficult to accurately forecast our revenues, and we have limited meaningful historical financial data upon which to base planned operating expenses and new business revenue.

WE HAVE INCURRED LOSSES SINCE OUR INCEPTION, AND THERE IS NO ASSURANCE THAT PROFITABLE OPERATIONS, IF ACHIEVED, CAN BE SUSTAINED.

We have not yet realized a profit, and we do not expect to be profitable in the near future. We cannot assure you that we will ever achieve profitability. At December 31, 2007, we had an accumulated deficit of $17,335,988. We expect to incur substantial costs that may not be offset by increased revenues. These costs include the following: continued brand development, marketing and other promotional activities; continued product development, upgrading and maintenance of our software; increased administrative costs related to infrastructure and business support systems, the expansion of our product offerings and the continued enhancements to our technologies; and development of strategic business relationships.

EVEN IF WE ACHIEVE A SUBSTANTIAL INCREASE IN OPERATING REVENUES, OUR OPERATING RESULTS ARE LIKELY TO BE DIFFICULT TO PREDICT AND ARE LIKELY TO FLUCTUATE SUBSTANTIALLY.

Our operating results are likely to fluctuate significantly due to a variety of factors, many of which are outside of our control. Factors that may harm our business or cause our operating results to fluctuate include the following:

- the ability of customers to obtain players and grow their games business;
- the mix of games and other products developed by us;
- our inability to obtain new customers and strategic partners;
- our inability to adequately maintain, upgrade and develop our technologies;
- technical difficulties with respect to the use of our software;
- the ability of our competitors to offer new or enhanced games technologies, services or products;
- price competition;
- adverse regulatory developments in the business of games for pay;
- our inability to license additional games from third parties; and
- the amount and timing of operating costs and capital expenditures relating to commercializing our technologies.

LACK OF CONTINUED ACCEPTANCE OF OUR PRODUCTS WILL AFFECT OUR BUSINESS.

Poor market acceptance of our products or other unanticipated events may result in lower revenues than anticipated, making anticipated expenditures on development, advertising and promotion not feasible. Initially, our success may be limited by our limited experience in marketing online gaming technologies, our limited international marketing experience and our lack of brand recognition.

Our Blackjack Software licensing fees revenue model will be dependent upon the revenues of our customers. If our technology and games are not widely accepted by our future customers' subscribers, our financial condition and results of operations will be materially and adversely affected.

We typically enter into agreements with our new customers under which they offer our applications to subscribers and we receive a percentage of our customers' related revenues. The subscribers are charged a one-time, monthly or per-use subscription fee for the application. It is expected that our customers will retain a percentage of the fee and remit the balance to us. If our technology and games are not widely accepted by our customers' subscribers, our financial condition and results of operations will be materially adversely affected.

WE HAVE FINANCED OUR OPERATIONS PRIMARILY THROUGH THE SALE OF EQUITY SECURITIES AND MAY BE UNABLE TO CONTINUE TO DO SO.

Since inception through December 31, 2007, we have incurred a cumulative deficit of $17,335,988 and have raised net proceeds from the sale of equity securities of approximately $12,945,961. We may need to continue to finance our operations with the sale of equity securities. If we do so, our shareholders will experience dilution to their percentage interest in us, which may be substantial, and the new equity securities may have rights, preferences or privileges senior to those of existing holders of our shares of common stock. For example, in March 2006, we raised an aggregate of $6,520,000 through the sale of 8,234,485 units comprising of one share of our common stock and one warrant, to certain accredited investors. If we unable to obtain future financing, we may have to substantially curtail or cease operations or find a merger partner on terms which, if available at all, may be unfavorable.

WE DERIVE A SIGNIFICANT PORTION OF OUR REVENUES FROM A LIMITED NUMBER OF CUSTOMERS.

In 2007, we derived approximately 79% of our revenues from three major customers: Two Way TV Australia (31%), Two Way Media Ltd (22%), and Two Way Gaming Ltd (26%).

OUR INTERNAL CONTROL OVER FINANCIAL REPORTING WAS NOT CONSIDERED EFFECTIVE AS OF DECEMBER 31, 2007 AND MAY CONTINUE TO BE INEFFECTIVE IN THE FUTURE, WHICH COULD RESULT IN OUR FINANCIAL STATEMENTS BEING UNRELIABLE, GOVERNMENT INVESTIGATION OR LOSS OF INVESTOR CONFIDENCE IN OUR FINANCIAL REPORTS.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to furnish an annual report by our management assessing the effectiveness of our internal control over financial reporting. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. Management's report as of the end of 2007 identified several material weaknesses and concluded that we did not have effective internal control over financial reporting. Ineffective internal controls can result in errors or other problems in our financial statements. In addition, our internal control over financial reporting has not yet been audited by our independent registered public accounting firm. Even if material weaknesses identified do not cause our financial statements to be unreliable, if we continue to be unable to assert that our internal controls are effective, our investors could still lose confidence in the accuracy and completeness of our financial reports, which in turn could cause our stock price to decline. Failure to maintain effective internal control over financial reporting could also result in investigation or sanctions by regulatory authorities.

ERRORS OR DEFECTS IN OUR SOFTWARE PRODUCTS COULD DIMINISH DEMAND FOR OUR PRODUCTS AND REDUCE OUR OPERATING RESULTS.

Our software products are complex and may contain errors that could be detected at any point in the life of the product. We cannot assure you that errors will not be found in new products or releases after shipment. This could result in diminished demand for our products, delays in market acceptance and sales, diversion of development resources, injury to our reputation or increased service and warranty costs. If any of these were to occur, our operating results could be adversely affected.

MOBILE GAMING, INTERACTIVE TV GAMING AND PARTICIPATING TV GAMING ARE NEW PLATFORMS AND MAY NOT GAIN POPULARITY.

The market for our products and platforms on which they operate may not grow. Consumer behavior may change and consumers may lean towards technologies and/or leisure activities which are not within our sphere of activity.

WE ARE EXPOSED TO FLUCTUATIONS IN CURRENCY EXCHANGE RATES.

A significant portion of our business is conducted outside the United States. Although a majority of our revenues are transacted in U.S. Dollars, we are exposed to currency exchange fluctuations in other currencies such as the British pound and the New Israeli Shekel. Moreover, a portion of our expenses in Israel and UK are paid in Israeli currency (NIS) and pounds, which subjects us to the risks of foreign currency fluctuations. Our primary expenses paid in NIS are employee salaries and lease payments on our Israeli facilities

THE DOLLAR COST OF OUR OPERATIONS IN ISRAEL WILL INCREASE TO THE EXTENT INCREASES IN THE RATE OF INFLATION IN ISRAEL ARE NOT OFFSET BY A DEVALUATION OF THE NIS IN RELATION TO THE DOLLAR, WHICH WOULD HARM OUR RESULTS OF OPERATIONS.

Since a considerable portion of our expenses such as employees' salaries are linked to an extent to the rate of inflation in Israel, the dollar cost of our operations is influenced by the extent to which any increase in the rate of inflation in Israel is or is not offset by the devaluation of the NIS in relation to the dollar. As a result, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the dollar. In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. During 2005, 2006 and 2007, the inflation adjusted NIS appreciated against the dollar, which raised the dollar cost of our Israeli operations. We cannot predict whether in the future the NIS will appreciate against the dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the dollar, will increase labor and other costs, which will increase the dollar cost of our operations in Israel and harm our results of operations.

RAPID TECHNOLOGICAL CHANGES MAY ADVERSELY AFFECT OUR FUTURE REVENUES AND PROFITABILITY.

The software industry is subject to rapid technological change. We need to anticipate the emergence of new hardware and software technologies, assess their market acceptance, and make substantial development and related investments. New technologies in software programming or operations could render our technology obsolete or unattractive to our customers, thereby limiting our ability to recover development costs and potentially adversely affecting our future revenues and profitability. Because a feature of our technology is its ability to operate across platforms, we must continuously monitor the development of new platforms and changes in existing platform technologies in order to keep our software from becoming obsolete.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY AGAINST CURRENT AND FUTURE COMPETITORS.

The interactive games industry is new, rapidly evolving and intensely competitive. The competition among developers of games software is increasing rapidly. Currently, we compete with a number of competitors, many of which have similar product offerings. Many of our competitors have substantially greater financial, marketing and other resources than us and offer a broader range of services than us. Some of our competitors have longer operating histories and have established customer relationships. The possibility of the very largest software providers entering into new markets is always a competitive threat in the software industry. Many of these software providers are known for their aggressive marketing tactics.

Our competitors may be able to develop technologies more effectively or may be able to license their technologies on more favorable terms given their larger customer base. Competitors may also adopt more aggressive pricing or licensing policies than us, which may hinder our ability to penetrate the market and license our technologies.

In addition, increased competition is likely to result in price reductions, reduced gross margins and an increased number of competitors competing for market share, any of which could seriously harm our ability to generate revenues and our results of operations. We expect competition to intensify in the future because current and new competitors can enter our market with little difficulty, and our competitors may sell their software at reduced prices.

OUR PRODUCTS WILL BECOME OBSOLETE IF WE DO NOT UPGRADE AND IMPROVE OUR PRODUCTS AND DEVELOP NEW TECHNOLOGIES.

The success of our products and our ability to sublicense our technologies and to develop a competitive advantage in the market will depend on our ability to improve our products and develop new and innovative technologies. Our operations will be at risk if our products are not continually upgraded and improved. The high technology industry is characterized by a consistent flow of new product and service offerings, which may render existing products and services obsolete.

OUR SUCCESS DEPENDS ON OUR ABILITY TO PREVENT OTHERS FROM INFRINGING ON OUR TECHNOLOGIES.

Our success is heavily dependent upon proprietary technology. To protect our proprietary technology, we rely principally upon copyright and trade secret protection. There can be no assurance that the steps taken by us in this regard will be adequate to prevent misappropriation or independent third-party development of our technology. Further, the laws of certain countries in which we intend to license our technologies or products may be inadequate to protect us. We do not include in our software any mechanism to prevent or inhibit unauthorized use, but we generally require the execution of an agreement that restricts unauthorized copying and use of our products. If unauthorized copying or misuse of our products were to occur, our business and results of operations could be materially adversely affected. While the disclosure and use of our proprietary technology, know-how and trade secrets are generally controlled under agreements with the parties involved, we cannot assure you that all confidentiality agreements will be honored, that others will not independently develop similar or superior technology, that disputes will not arise concerning the ownership of intellectual property, or that dissemination of our proprietary technology, know-how and trade secrets will not occur.

INTELLECTUAL PROPERTY CLAIMS AGAINST US CAN BE COSTLY AND COULD IMPAIR OUR BUSINESS.

We believe that our products and technology do not infringe patents or other proprietary rights of third parties. There can be no assurance however those third parties will not claim that our current or future products infringe such rights of third parties. We expect that software developers will increasingly be subject to such claims as the number of products and competitors providing games software and services grow and overlap occur. Any such claim, with or without merit, could result in costly litigation or require us to enter into royalty or licensing agreements in order to obtain a license to continue to develop and market the affected products. There can be no assurance that we would prevail in any such action or that any license (including licenses proposed by third parties) would be made available on commercially acceptable terms, if at all. If we become involved in litigation over proprietary rights, it could consume a substantial portion of our managerial and financial resources, which could have a material adverse effect on our business and financial condition.

OUR ABILITY TO LICENSE OUR TECHNOLOGY WILL BE ADVERSELY AFFECTED IF OUR TECHNOLOGY'S SECURITY MEASURES FAIL.

Our technologies incorporate security and authentication protections designed to allow licensees to protect certain personal information of players, such as credit card numbers, player information and player account balances. We cannot predict that whether events or developments will result in a compromise or breach of the technology we use to protect a player's personal information. If the security measures in our software fail, licensees may lose many customers and our ability to license our technologies will be adversely affected.

Furthermore, the servers and computer systems of licensees may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could disrupt their operations and their ability to pay us licensing fees. Any material failure of such systems may have a material affect on our business. We may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by any breaches. We cannot assure you that we can prevent all security breaches.

ERRORS OR DEFECTS IN OUR SOFTWARE PRODUCTS COULD DIMINISH DEMAND FOR OUR PRODUCTS, INJURE OUR REPUTATION AND REDUCE OUR OPERATING RESULTS.

Our software products are complex and may contain errors that could be detected at any point in the life of the product. We cannot assure you that errors will not be found in new products or releases after shipment. This could result in diminished demand for our products, delays in market acceptance and sales, diversion of development resources, injury to our reputation or increased service and warranty costs. If any of these were to occur, our operating results could be adversely affected.

WE MAY NEED TO CHANGE THE MANNER IN WHICH WE INTEND TO CONDUCT A PORTION OF OUR BUSINESS IF GOVERNMENT REGULATION INCREASES.

A portion of our business involves the licensing of software used to conduct games-for-pay, or gambling the Internet and otherwise. The regulation of the gambling industry is complex, intensive and constantly changing. The adoption or modification of laws or regulations relating to Internet gambling could adversely affect the manner in which we currently conduct this portion of our business. Many countries are currently struggling with issues surrounding Internet gambling. More specifically, they are considering the merits, limitations and enforceability of prohibition, regulation or taxation of wagering and games transactions that are transacted over the Internet. There are significant differences of opinion and law. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws that may impose additional burdens on us. Laws and regulations directly applicable to games, communications or commerce over the Internet are becoming more prevalent.

The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet. In order to comply with new or existing laws regulating online commerce, we may need to modify the manner in which we do business, which may result in additional expenses. We may need to hire additional personnel to monitor our compliance with applicable laws.

We are not aware of any regulations or laws that prohibit the development and the licensing of Internet games software that may potentially be used in violation of applicable statutes. It is possible that our planned activities, even though we currently do not operate Internet casinos or otherwise directly engage in the gambling business, may be alleged to violate an applicable statute based on an interpretation of the statute or based on a future change of law or interpretation or enforcement policy. Such allegations could result in either civil or criminal proceedings brought by governmental or private litigants. As a result of such proceedings, we could incur substantial litigation expense, fines, diversion of the attention of key employees, and injunctions or other prohibitions preventing us from engaging in various anticipated business activities. Such an outcome would have a material adverse effect on our business and our results of operations.

BECAUSE WE INTEND TO OPERATE IN MULTIPLE INTERNATIONAL MARKETS, WE ARE SUBJECT TO ADDITIONAL RISKS.

We currently sell our software products in a number of countries and we intend to enter additional geographic markets. Our business is subject to risks, which often characterize international markets, including:

- potentially weak protection of intellectual property rights;
- economic and political instability;
- import or export licensing requirements;
- trade restrictions;
- difficulties in collecting accounts receivable;
- longer payment cycles;
- unexpected changes in regulatory requirements and tariffs;
- seasonal reductions in business activities in some parts of the world, such as during the summer months in Europe;
- fluctuations in exchange rates; and
- potentially adverse tax consequences.

IF WE ARE NOT ABLE TO MANAGE GROWTH OF OUR BUSINESS, OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS WILL BE NEGATIVELY AFFECTED.

We believe that rapid growth and expansion could cause significant strains on our managerial, operational, financial and other resources. Any failure to manage the anticipated growth and expansion of our business could have a material adverse effect on our financial condition.

IF WE ARE UNABLE TO HIRE AND RETAIN SKILLED PERSONNEL, OUR BUSINESS AND FINANCIAL RESULTS WILL BE NEGATIVELY AFFECTED.

Our success depends to a significant extent on our ability to identify, hire and retain skilled personnel. The software industry is characterized by a high level of employee mobility and aggressive recruiting among competitors for personnel with technical, marketing, sales, product development and management skills. We may not be able to attract and retain skilled personnel or may incur significant costs in order to do so. If we are unable to attract additional qualified employees or retain the services of key personnel, our business and financial results could be negatively impacted.

OUR OFFICERS, DIRECTORS AND FOUNDING SHAREHOLDERS CONTROL A SIGNIFICANT PORTION OF OUR OUTSTANDING COMMON STOCK. ACCORDINGLY, OUR OUTSIDE SHAREHOLDERS MAY NOT COLLECTIVELY OWN ENOUGH SHARES TO SIGNIFICANTLY INFLUENCE MATTERS THAT ARE VOTED UPON BY OUR SHAREHOLDERS, INCLUDING THE ELECTION OF DIRECTORS.

Our officers, directors and founding shareholders own approximately 19% of our issued and outstanding stock. We do not have cumulative voting in the election of directors. Thus, purchasers of our common stock may not be able to affect the election of any directors to our Board of Directors.

RISKS RELATED TO OUR COMMON STOCK

THE LIMITED MARKET FOR OUR SHARES WILL MAKE OUR STOCK PRICE MORE VOLATILE. THEREFORE, YOU MAY HAVE DIFFICULTY SELLING YOUR SHARES.

The market for our common stock is limited and we cannot assure you that a larger market will ever be developed or maintained. Currently, our common stock is traded on the Over-The-Counter Bulletin Board. Securities traded on the OTC Bulletin Board typically have low trading volumes. Market fluctuations and volatility, as well as general economic, market and political conditions, could reduce our market price. As a result, this may make it difficult or impossible for our shareholders to sell our common stock. In addition, unlike NASDAQ and the various international stock exchanges, there are few corporate governance requirements imposed on OTC Bulletin Board-traded companies.

OUR COMMON STOCK IS SUBJECT TO THE "PENNY STOCK" RULES OF THE SEC, AND THE TRADING MARKET IN OUR COMMON STOCK IS LIMITED. THIS MAKES TRANSACTIONS IN OUR COMMON STOCK CUMBERSOME AND MAY REDUCE THE VALUE OF YOUR SHARES.

The Securities and Exchange Commission has adopted Rule 3a51-1 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, Rule 15g-9 requires:

- that a broker or dealer approve a person's account for transactions in penny stocks; and
- the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

- obtain financial information and investment experience objectives of the person; and
- make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Securities and Exchange Commission relating to the penny stock market, which, in highlight form:

- sets forth the basis on which the broker or dealer made the suitability determination; and
- that the broker or dealer received a signed, written statement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in its market value.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

RISKS RELATED TO OUR LOCATION IN ISRAEL

POTENTIAL POLITICAL, ECONOMIC AND MILITARY INSTABILITY IN ISRAEL MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

Our principal offices and operations are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been an increase in hostilities between Israel and the Palestinians, which has adversely affected the peace process and has negatively influenced Israel's relationship with its Arab citizens and several Arab countries. Such ongoing hostilities may hinder Israel's international trade relations and may limit the geographic markets, where we can sell our products. Furthermore, the United States Department of State has issued advisories regarding travel to Israel, impeding the ability of travelers to attain travel insurance. Furthermore, during July and August of 2006 there have been hostilities between Israel and the Hezbollah terrorist organization operating in Lebanon, and the north of Israel has been hit by rockets launched from Lebanon. Any hostilities involving Israel or threatening Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could adversely affect our operations.

OUR RESULTS OF OPERATIONS COULD BE NEGATIVELY AFFECTED BY THE OBLIGATIONS OF OUR PERSONNEL TO PERFORM MILITARY SERVICE.

Our operations could be disrupted by the absence for significant periods of one or more of our executive officers, key employees or a significant number of other employees because of military service. Some of our executive officers and some of our male employees in Israel are obligated to perform military reserve duty, which could accumulate annually from several days to up to two months in special cases and circumstances. The length of such reserve duty depends, among other factors, on an individual's age and prior position in the army. In addition, if a military conflict or war occurs, these persons could be required to serve in the military for extended periods of time. Any disruption in our operations as the result of military service by key personnel could harm our business

UNDER CURRENT ISRAELI LAW, WE MAY NOT BE ABLE TO ENFORCE COVENANTS NOT TO COMPETE AND THEREFORE MAY BE UNABLE TO PREVENT OUR COMPETITORS FROM BENEFITING FROM THE EXPERTISE OF SOME OF OUR FORMER EMPLOYEES.

Israeli courts have required employers seeking to enforce non-compete undertakings against former employees to demonstrate that the former employee breached an obligation to the employer and thereby caused harm to one of a limited number of legitimate interests of the employer recognized by the courts such as, the confidentiality of certain commercial information or a company's intellectual property. We currently have non-competition clauses in the employment agreements of most of our employees. The provisions of such clauses prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors. In the event that any of our employees chooses to work for one of our competitors, we may be unable to prevent our competitors from benefiting from the expertise of our former employees obtained from us, if we cannot demonstrate to the court that a former employee breached a legitimate interest recognized by a court and that we suffered damage thereby.

IT COULD BE DIFFICULT TO ENFORCE A U.S. JUDGMENT AGAINST OUR OFFICERS, OUR DIRECTORS AND US.

All of our executive officers and directors are non-residents of the United States, and virtually all of our assets and the assets of these persons are located outside the United States. Therefore, it could be difficult to enforce a judgment obtained in the United States against us or any of these persons.

ITEM 2. DESCRIPTION OF PROPERTY

On August 31, 2004, we entered into an agreement to lease premises located at Atidim Park in Tel-Aviv, Israel. This location consisted of approximately 750 square meters of office space and the rent was approximately $7,500 per month. The term of this lease is for five years beginning December 1, 2004. The rent on this property increases once every 12 months by 5% of the space rate ($0.70 per sq/ft). We do not own or lease any real property elsewhere. In June 2006, we entered into an agreement to rent an additional 270 square meters at the same building on the same terms as the first agreement and for the same period that was terminated on April 2007. In June 2007 we retumed to the landlord 480 square meters- which decreased our rent expenses as of December 31, 2007 by approximately $4,900 per month. We believe that our current space is adequate for our needs.

ITEM 3. LEGAL PROCEEDINGS

We are not currently a party to, nor is any of our property currently the subject of, any pending legal proceeding. None of our directors, officers or affiliates is involved in a proceeding adverse to our business or has a material interest adverse to our business.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders in the last quarter of our fiscal year ended December 31, 2007.

PART II

ITEM 5. MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND SMALL BUSINESS ISSUER PURCHASES OF EQUITY SECURITIES

MARKET FOR OUR SECURITIES

Our common stock began quotation on the Over-the-Counter Bulletin Board during the third quarter of 2003, and is currently quoted under the symbol "ZFPI.OB." The following sets forth the high and low bid quotations for the common stock as reported on the Over-the-Counter Bulletin Board for each quarter in the last two fiscal years. These quotations reflect prices between dealers, do not include retail mark-ups, markdowns, and commissions and may not necessarily represent actual transactions. The prices are adjusted to reflect all stock splits.

	HIGH		LOW	
FISCAL YEAR ENDED DECEMBER 31, 2007				
First Quarter Ended March 31, 2007	$	0.45	$	0.16
Second Quarter Ended June 30, 2007	$	0.17	$	0.09
Third Quarter Ended September 30, 2007	$	0.13	$	0.07
Fourth Quarter Ended December 31, 2007	$	0.14	$	0.06
FISCAL YEAR ENDED DECEMBER 31, 2006				
First Quarter Ended March 31, 2006	$	1.11	$	0.45
Second Quarter Ended June 30, 2006	$	1.17	$	0.71
Third Quarter Ended September 30, 2006	$	0.85	$	0.60
Fourth Quarter Ended December 31, 2006	$	0.65	$	0.35

As of March 26, 2008, there were 68 stockholders of record of our common stock.

DIVIDEND POLICY

Historically, we have not declared or paid any cash dividends on our common stock. Any future determination to pay dividends on our common stock will depend upon our results of operations, financial condition and capital requirements, applicable restrictions under any contractual arrangements and such other factors deemed relevant by our Board of Directors.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following discussion and analysis should be read in conjunction with the audited financial statements and notes thereto included elsewhere in this annual report. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the present assessment by our management.

Our financial statements are stated in United States Dollars (US$) and are prepared in accordance with United States generally accepted accounting principles (U.S. GAAP).

This discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those anticipated in these forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements" elsewhere in this annual report.

OUR BUSINESS

We are a software and technology developer and provider to companies that service the interactive gaming industry, delivering cross-platform systems that are built for mass participation gaming over mobile devices, TV and the internet. Our software provides and supports play-for-fun and play-for-real interactive games (currently such play-for-real gaming solutions are only provided in the United Kingdom where fixed odds gaming are permitted by licensed bookmakers).

We enter into license and/or revenue-sharing agreements with our customers under which the customers use our software and technology to offer games to their subscribers and pay us a fixed fee and/or a percentage of the net revenues generated from those games.

We devote substantially all of our efforts toward conducting research, development and marketing of our technology. In the course of these activities, we have sustained operating losses and expect such losses to continue in the foreseeable future. To date, we have not generated sufficient revenues to achieve profitable operations or positive cash flow from operations. On December 31, 2007, we had a working capital deficit of $196,367 and an accumulated deficit of $17,335,988. There is no assurance that profitable operations, if ever achieved, will be sustained on a continuing basis. During the year ended December 31, 2007, we derived approximately 79% of our revenues from three major customers.

We refer in this discussion to the fiscal years ended December 31, 2007 and December 31, 2006, as "2007," and "2006," respectively.

GOING CONCERN

We have generated revenues since inception but they were not an adequate source of cash to fund future operations. Historically we have relied on private placement issuances of equity.

We will need to raise additional working capital to fund our ongoing operations and growth. The amount of our future capital requirements depends primarily on the rate at which we increase our revenues and correspondingly decrease our use of cash to fund operations. Cash used for operations will be affected by numerous known and unknown risks and uncertainties including, but not limited to, our ability to successfully market our products and services and the degree to which competitive products and services are introduced to the market. As long as our cash flow from operations remains insufficient to completely fund operations, we will continue depleting our financial resources and seeking additional capital through equity and/or debt financing. If we raise additional capital through the issuance of debt, this will result in increased interest expense. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our company held by existing stockholders will be reduced and those stockholders may experience significant dilution. In addition, new securities may contain rights, preferences or privileges that are senior to those of our common stock.

There can be no assurance that acceptable financing to fund our ongoing operations can be obtained on suitable terms, if at all. If we are unable to obtain the financing necessary to support our operations, we may be unable to continue as a going concern. In that event, we may be forced to cease operations and our stockholders could lose their entire investment in our company.

Our auditors noted the following paragraphs regarding our ability to continue as a going concern:

"The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the consolidated financial statements, the Company has suffered losses from operations and has negative cash flows from operations that raises substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of these uncertainties".

DISCONTINUED OPERATION

Effective on July 15, 2007, our board of directors decided to cease the marketing services provided for gaming applications marketing activities through our subsidiary Get21. Consequently, assets, liabilities and operating results that were attributed to Get21 activity were presented as discontinued operations. Under Statement of Financial Accounting Standards ("SFAS") No. 144 ("SFAS 144"), when a component of an entity, as defined in SFAS 144, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its disposal should be classified as discontinued operations and the assets and liabilities of such component should be classified as assets and liabilities attributed to discontinued operations, that is provided that the operations, assets and liabilities and cash flows of the component have been eliminated from the company's consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with U.S. GAAP. In connection with the preparation of the financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time the consolidated financial statements are prepared. On a regular basis, management reviews our accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 2 of the notes to the consolidated financials statements, "Significant Accounting Policies", included elsewhere in this annual report.

IMPAIRMENT OF LONG-LIVED ASSETS:

Our long-lived assets are reviewed for impairment in accordance with SFAS 144, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value. As of December 31, 2007, no impairment losses have been identified.

REVENUE RECOGNITION:

We account for revenues from software applications agreements in accordance with Statement of Position 97-2, "Software Revenue Recognition", as amended ("SOP 97-2"). The revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable.

SOP 97-2 specifies that extended payment terms in a licensing arrangement may indicate that the license fees are not deemed to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer unless collection is not considered probable then revenue is recognized as payments are collected from the customer, provided that all other revenue recognition criteria have been met.

The arrangements that include multiple elements are usually arrangements where we sell software products and Post Contract Support (PCS). For these multiple elements, SOP 97-2 requires that the fair value of each component in a multiple element arrangement will be determined based on the vendor's specific objective evidence (VSOE) for that element, and revenue is allocated to each component based on its fair value. SOP 98-9 requires that revenue be recognized under the "residual method" when VSOE does not exist for all the delivered elements, VSOE of fair value exists for all undelivered elements, and all other SOP 97-2 criteria are met. Under the residual method, any discount in the arrangement is allocated to the delivered elements. The specific objective evidence for the PCS is established by the price charged on separate PCS renewal contracts. The revenue associated with the delivered elements is recognized using the residual method discussed above.

We're entitled to royalties from revenue sharing arrangements upon sublicensing of our products to end-users. Royalties from revenue sharing arrangements are recognized when such royalties are reported to us.

Revenues from services to affiliated company consists of development services provided to TWG on a Cost Plus basis

FOREIGN CURRENCY

Our revenues are generated in U.S. dollars ("dollar"). In addition a substantial portion of our costs are incurred in U.S. dollars. Our management believes that the dollar is the primary currency of the economic environment in which we are operate. Thus, our functional and reporting currency and certain of our subsidiaries is the U.S. dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation" ("SFAS No. 52"). All gains and losses of the remeasurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses as appropriate.

The financial statements of Zone4Play (UK) Limited, whose functional currency has been determined to be its local currency, have been translated into dollars. All balance sheet amounts have been translated using the exchange rates in effect at each balance sheet date. Statement of operation amounts have been translated using the average exchange rate prevailing during the period. The resulting translation adjustments are reported as a separate component of accumulated other comprehensive loss in shareholder's equity

ACCOUNTING FOR STOCK-BASED COMPENSATION:

Effective January 1, 2006, we adopted the provisions of SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which requires us to measure all employee stock-based compensation awards using a fair value method and record the related expense in the financial statements. We elected to use the modified prospective method of adoption which requires that compensation expense be recorded in the financial statements over the expected requisite service period for any new options granted after the adoption of SFAS 123(R) as well as for existing awards for which the requisite service has not been rendered as of the date of adoption and requires that prior periods not be restated.

The expected volatility is based on the historical volatility of the Company's stock. The risk-free interest rate assumption is based on observed interest rates appropriate for the expected term of the stock options granted. As permitted by SAB 107, the Company used the simplified method to compute the expected option term for options granted in 2007. The Company intends to adopt SAB 110 as of January 1, 2008 and continue using the simplified method. The dividend yield assumption reflects the expected dividend yield based on historical dividends. Pre-vesting forfeiture rates were estimated based on pre-vesting forfeiture experience.

ACCOUNTING FOR INCOME TAXES

Significant judgment is required in determining our worldwide income tax expense provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of cost reimbursement arrangements among related entities, the process of identifying items of revenue and expense that qualify for preferential tax treatment and segregation of foreign and domestic loss and expense to avoid double taxation. Although we believe that our estimates are reasonable, the final tax outcome of these matters may be different than the one which is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and net income (loss) in the period in which such determination is made.

Our accounting for deferred taxes under SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"), involves the evaluation of a number of factors concerning the realization of our deferred tax assets. In concluding that a valuation allowance is required, we primarily consider such factors as our history of operating losses and expected future losses in certain jurisdictions and the nature of our deferred tax assets. Management currently believes that it is more likely than not that the deferred tax regarding the carry forward of losses and certain accrued expenses will not be realized in the foreseeable future.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS:

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for the Company beginning January 1, 2008. The FASB issued a FASB Staff Position (FSP) to defer the effective date of SFAS No. 157 for one year for all nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company does not expect the adoption will have material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." This standard permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. As applicable to the Company, this statement will be effective as of the year beginning January 1, 2008. The Company does not expect the adoption of SFAS No. 159 to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations." SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, the goodwill acquired, and any noncontrolling interest in the acquire. This Statement also establishes disclosure requirements to enable the evaluation of the nature and financial effect of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 141(R) on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51." SFAS No. 160 establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated. This Statement also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on its consolidated financial statements

In December 2007, the SEC issued Staff Accounting Bulleting No. 110 ("SAB 110") relating to the use of a "simplified" method in developing an estimate of the expected term of "plan vanilla" share options. SAB 107 previously allowed the use of the simplified method until December 31, 2007. SAB 110 allows, under certain circumstances, to continue to accept the use of the simplified method beyond December 31, 2007. The adoption of SAB 110 will impact the consolidated financial statements since the Company uses the "simplified" method in developing an estimate of the expected term on its share options.

RESULTS OF OPERATIONS - YEAR ENDED DECEMBER 31, 2007 COMPARED TO YEAR ENDED DECEMBER 31, 2006

REVENUES AND COST OF REVENUES

Total revenues for 2007 decreased by 29% to $1,143,204 from $1,619,630 in 2006. The decrease in revenues due to a contract with Golden Palace Ltd for the license of our multiplayer tournaments blackjack that we had in 2006 offset by revenues to we have due to a service agreement to Two Way Gaming, our jointly hold company with Two Way Media.

Cost of revenues for 2007 increased by 59% to $628,542 from $394,447 for 2006. Gross profit decreased by 58% for 2007 to $514,662 from $1,225,183 in 2006. The increase in the cost of revenues is attributable to costs related to our service agreement with Two Way Gaming, our jointly hold company with Two Way Media

RESEARCH AND DEVELOPMENT

Research and development expenses for 2007 decreased by 45% to $1,604,359 from $2,923,572 for 2006. The decrease is primarily attributable to the lay off of employees, decreased general and administrative expenses allocated to the research and development department as a result of lay off of employees, allocation of employees to the cost of service due to our our service agreement with Two Way Gaming, our jointly hold company with Two Way Media , and decreased stock based compensation due to headcount reduction.

SALES AND MARKETING

Sales and marketing expenses for 2007 decreased by 90% to $190,516 from $1,859,279 for 2006. The decrease in sales and marketing expenses is primarily attributable to a portion of the amortization of deferred compensation to stock options granted to our former Chief Executive Officer ("CEO") in the amount of $893,657 as a result of adopting SFAS 123(R) effective January 1, 2006, to lay off of employees, to cancellation of a liability to our former CEO, which was recorded in 2006 and was cancelled pursuant to the agreement signed between the Company and the former CEO on July 31, 2007, and to accounting charges related to the adoption of SFAS 123(R) effective January 1, 2006 that we had in 2006, and to decreased travel expenses.

GENERAL AND ADMINISTRATIVE

General and administrative expenses for 2007 decreased by 25% to $1,539,642 from $2,061,975 for 2006. The decrease in general and administrative expenses is primarily attributable to expenses in 2006 that were not included in 2007 expenses, including a portion of the amortization of deferred compensation to stock options granted to our former CEO in the amount of $223,414 as a result of adopting SFAS 123(R) effective January 1, 2006, additional expenses in relation to the possible admission of our shares to trade on AIM, a market operated by the London Stock Exchange plc, and to expenses related to evaluation of the spin off of our multi player black jack tournaments application and due to accounting charges as a result of adopting SFAS 123(R) effective January 1, 2006 that we had in 2006 offset by an allowance for doubtful debt in the amount of $405,452 owed to us by Golden Palace that was recorded in our indirect subsidiary RNG. In addition, in 2007, we cancelled a liability to our former CEO, which was recorded in 2006, pursuant to the agreement signed between the Company and the former CEO on July 31 in the amount of $305,727.

NET LOSS AND NET LOSS PER SHARE

Net loss from continuing operations for 2007 was $3,311,826 as compared to net loss of $5,634,836 for 2006. Net loss per share for 2007 was $0.13 as compared to $0.21 for 2006. The net loss decreases in 2007 were mainly due to amortization of deferred compensation to stock options granted to our former CEO in the amount of $1,117,071, due to a decrease in operating expenses mainly due to layoff of employees, due to decreased stock based compensation due to headcount reduction and to cancellation of a liability to our former CEO, which was recorded in 2006 and was cancelled pursuant to the agreement signed between the Company and the former CEO on July 31, 2007, offset by increased legal expenses due to this settlement agreement, an allowance for doubtful debt in the amount of $405,452 in our indirect subsidiary RNG. Our weighted average number of shares of common stock used in computing basic and diluted net loss per share for 2007 was 32,319,031 as compared to a number of 30,400,789 in 2006. The increase was due to the issuance of additional shares in two private placements in March 2006.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31 2007, our total current assets were $395,885 and our total current liabilities were $592,252. At December 31, 2007, we had a working capital deficit of $196,367 and an accumulated deficit of $17,335,988. We finance our operations with a combination of securities issuances and revenues from product sales.

We had working capital deficit of $196,367 on December 31, 2007 compared with a working capital surplus of $2,900,177 on December 31, 2006. Cash and cash equivalents on December 31, 2007 were $147,046, a decrease of $2,872,236 from the $3,019,282 reported on December 31, 2006. Cash balances increased in the year ended December 31, 2007 primarily as a result of our net loss for the year ended December 31, 2007.

Operating activities used cash of $2,848,340 in the year ended December 31, 2007. Cash used by operating activities in the year ended December 31, 2007 results primarily from a net loss of $3,987,994, a $917,748 decrease in account receivables, a $267,186 increase in amortization of deferred compensation, $668,704 of depreciation and amortization, $363,273 decrease in accrued expenses and other liabilities, and $295,323 decrease in trade payables.

Investing activities used cash of $10,935 in the year ended December 31, 2007. Cash used by investing activities in the year ended December 31, 2007 results from the purchase of computer and software equipment and office furnishings.

Financing activities used cash of $23,617 in the year ended December 31, 2007. Cash used by financing activities in the year ended December 31, 2007 resulted primarily to short-term back borrowings and to payments to third parties in connection with private placements held in March 2006.

On July 31 2007, the Company entered into an agreement with its former CEO and current director, Shimon Citron, who is the main shareholder of the Company and certain of his affiliates, which resolved all disputes between them (the "Settlement Agreement"). the CEO's undertakings under the Settlement Agreement, the Company has agreed to pay certain payments based on certain prices of the Company's shares and in addition granted to a company fully owned by the former CEO 500,000 fully vested options at an exercise price of $0.575 per share, and extended the exercise period of previously granted options in 3 more years. The fair value of the option at the grant date and the modifications for the previously granted option were immaterial.

On March 10, 2008, our board of directors (the "Board") approved the entry of the Company into a convertible debt transaction with our director, Mr. Shimon Citron. The transaction is subject to shareholder approval at a special meeting in lieu of an annual meeting planned for April 10, 2008 or a later practical date (the "Meeting"). The transaction is documented by a Convertible Loan Agreement, a Convertible Promissory Note, a Security Agreement and a Common Stock Purchase Warrant, all of which are dated as of March 6, 2008, and are collectively referred to as the "Loan Agreement Documents." The transaction was approved by a majority of the Board (not including the vote of Mr. Citron). The Board recommended that the shareholders approve the transaction as being in the best interests of the Company. The affirmative vote of a majority of shares of our Common Stock represented at the Meeting is required in order to approve the Loan Agreement Documents.

Under the Loan Agreement Documents, Mr. Citron would provide the Company with a loan in the aggregate principal amount of $500,000, which is to be advanced to the Company in seven installments of different amounts commencing February 24, 2008 and ending July 9, 2008. As of the date hereof, payments in the aggregate amount of $100,000 have been transferred to the Company. If the transaction is not approved by the shareholders at the Meeting, Mr. Citron will have the right to a return of the advances made to the Company together with 15% interest through the date of repayment, or to convert any amount already advanced to the Company into shares of the Company's Common Stock and Warrants to purchase shares of Common Stock.

In addition, the parties agreed to the following in the Loan Agreement Documents:

- The Company would issue a Secured Promissory Note to Mr. Citron, which Note shall be convertible into shares of the Company's Common Stock at a per-share conversion price equal to the average closing price of the Company's Common Stock for the five trading days preceding the date on which the first monthly installment if advanced by Mr. Citron. The first advance occurred on February 24, 2008. The conversion price based on the foregoing formula is $0.0595 per share of Common Stock. The Note will accrue interest at a rate of 15% per annum. Payment of principal and interest by the Company will be payable in cash, or at the election of Mr. Citron in shares of Common Stock valued at $0.0595. The Note also contains customary events of default, including receivership or bankruptcy proceedings, judgments in access of $100,000, and certain trading and SEC suspensions. The Note Matures on March 6, 2009.

- The Company would issue to Mr. Citron a five-year Common Stock Purchase Warrant to purchase up to $500,000 worth of shares of Common Stock of the Company, calculated as $500,000 divided by the conversion price set forth above. The Warrant would permit the purchase of 8,403,361 shares of Common Stock at a price of $0.0595 per share.

- The Company would enter a Security Agreement to secure the performance by the Company of its obligations under the Loan Agreement Documents. The Company has agreed to grant to Mr. Citron a first ranking priority security interest in substantially all of the assets of the Company.

- The Company would agree to file within 60 days of conversion of the Note a registration statement with the SEC, to register resales of the shares issued to Mr. Citron under the Note and the Warrant. Mr. Citron will have the option for one year from the effective date of such registration statement to purchase up to an additional $500,000 worth of Common Stock and Warrants at a price of $0.0595 per share.

OUTLOOK

We believe that our future success will depend upon our ability to enhance our existing products and solutions and introduce new commercially viable products and solutions addressing the demands of the evolving markets. As part of the product development process, we work closely with current and potential customers, distribution channels and leaders in our industry to identify market needs and define appropriate product specifications. Our current anticipated levels of revenue and cash flow are subject to many uncertainties and cannot be assured. In order to have sufficient cash to meet our anticipated requirements for the next twelve months, we will be dependent upon our ability to obtain additional financing. The inability to generate sufficient cash from operations or to obtain the required additional funds could require us to curtail operations. We are attempting to reduce our operating expenses from $450,000 a month to below $130,000 per month and have already downsized our workforce to 14 full time basis employees. There can be no assurance that acceptable financing to fund our ongoing operations can be obtained on suitable terms, if at all. If we are unable to obtain the financing necessary to support our operations, we may be unable to continue as a going concern. In that event, we may be forced to cease operations and our stockholders could lose their entire investment in our company.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, results of operations, liquidity or capital expenditures.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A majority of our revenues and a portion of our expenses are transacted in U.S. dollars and our assets and liabilities together with our cash holdings are predominately denominated in U.S. dollars. However, the bulk of our expenses are denominated in currencies other than the U.S. dollar, principally the British pound and the Israeli NIS. Increases in the volatility of the exchange rates of the British pound and the NIS versus the U.S. dollar could have an adverse effect on the expenses and liabilities that we incur when remeasured into U.S. dollars. We review our monthly expected non-U.S. dollar denominated expenditures and look to hold equivalent non-U.S. dollar cash balances to mitigate currency fluctuations and this has resulted in a foreign exchange expense of $58,655 and $124,796 in 2006 and 2007, respectively.

In 2007 the company recorded an option granted to Winner.com (UK) Ltd ("winner") with respect to 7.5% of its holding in TWG in fair value. The fair value was estimated by evaluation model. The fair value of the option as of December 31, 2007 was $206,768.

As a result of such currency fluctuations and the conversion to U.S. dollars for financial reporting purposes, we may experience fluctuations in our operating results on an annual and a quarterly basis going forward. We have not in the past, but may in the future, hedge against fluctuations in exchange rates. Future hedging transactions may not successfully mitigate losses caused by currency fluctuations. We expect to continue to experience the effect of exchange rate fluctuations on an annual and quarterly basis, and currency fluctuations could have a material adverse impact on our results of operations.

We invest our cash in high grade certificates of deposits, U.S. government and agency securities and corporate bonds. Cash held by foreign subsidiaries is generally held in short-term time deposits denominated in the local currency.

Interest income and gains from bank deposits were $31,664 in 2007 and $67,836 in 2006.

We are exposed primarily to fluctuations in the level of U.S. interest rates. To the extent that interest rates rise, fixed interest investments may be adversely impacted, whereas a decline in interest rates may decrease the anticipated interest income for variable rate investments.

We are exposed to financial market risks, including changes in interest rates. We typically do not attempt to reduce or eliminate our market exposures on our investment securities because the majority of our investments are short-term. We do not have any derivative instruments.

ITEM 7. FINANCIAL STATEMENTS

The financial statements required to be filed pursuant to this Item 7 are included elsewhere in this annual report. Reference is made to the Index to Financial Statements on page F-1.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On June 29, 2006, we filed a Current Report on Form 8-K which was amended on July 10, 2006, to report the change in our independent registered public accounting firm. Our Audit Committee authorized the engagement of Ziv Haft, a member of the BDO Network ("BDO"), as the new independent auditor to audit our financial statements. This appointment replaced Kost, Forer, Gabbay & Kassierer a Member of Ernst & Young Global ("E&Y") which was dismissed by our Audit Committee effective on June 23, 2006 as the independent accountant engaged to audit our financial Statements. E&Y performed the audit of our financial statements since inception. The reports of E&Y on the financial statements for the fiscal years ended December 31, 2004 and December 31, 2005 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal years ended December 31, 2004 and December 31, 2005 and the subsequent interim period prior to its dismissal, there were no disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to E&Y's satisfaction would have caused E&Y to make reference to this subject matter of the disagreements in connection with its reports or any reportable events as defined in Item 304(a)(1)(iv)(B) of Regulation S-B, promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 8A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, our management carried out an evaluation, under the supervision and with the participation of our board of directors, and our Chief Executive Officer and principal financial officer, of the effectiveness of our disclosure controls and procedures pursuant to Exchange Act Rules 13a-15 and 15d-15.

Based upon the evaluation conducted by management in connection with the audit of the Company's financial statements for the year ended December 31, 2007, we identified material weaknesses in our internal control over financial reporting as described below. A material weakness is "a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected by us in a timely manner." As a result of this material weakness, our CEO and principal financial officer concluded that our disclosure controls and procedures were not effective at the reasonable assurance level as of December 31, 2007.

ITEM 8A(T). CONTROLS AND PROCEDURES.

We are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system is designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in INTERNAL CONTROL-INTEGRATED FRAMEWORK. Based on our evaluation and the material weaknesses described below, management concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2007.

Management has identified control deficiencies regarding: 1) lack of segregation of duties; 2) qualification and training of employees and, 3) the need for stronger internal control environment. Management of the Company believes that these material weaknesses are due to the small size of the Company's staff, exacerbated by the resignations of the Company's CEO and Chief Financial Officer in 2007. Management took action to replace these positions; however, the small size of the Company may continue to make it challenging to maintain adequate controls in the future, such as segregation of duties, due to the potential costs of such remediation.

The ineffectiveness of internal controls as of December 31, 2007 stemmed in large part from several significant changes of the Company's executive officers, discontinued operations and personnel cutback. Although we believe the time to adapt in the next year will help position us to provide improved internal control functions into the future, in the interim, these changes caused control deficiencies, which in the aggregate resulted in a material weakness.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Our internal control over financial reporting was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management's report in this annual report.

ITEM 8B. OTHER INFORMATION

None.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

CODE OF BUSINESS ETHICS AND CONDUCT

Pursuant to the requirements of Section 406 of the Sarbanes-Oxley Act of 2002 and related SEC rules, in March 2005, our board of directors adopted a Code of Business Ethics and Conduct, or Code of Ethics, applicable to our employees, officers and directors. Our Code of Ethics can be viewed on our corporate website, www.zone4play.com. Our Code of Ethics contains written standards designed to deter wrongdoing and to promote:

- honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- full, fair, accurate, timely, and understandable disclosure in reports and documents filed with the SEC and in other public announcements;
- compliance with applicable governmental laws, rules and regulations;
- the prompt internal reporting of violations of our Code of Ethics to an appropriate person or persons identified in our Code of Ethics; and
- accountability for adherence to our Code of Ethics.

Each of our employees, officers and directors completed a signed certification to document his or her understanding of and compliance with our Code of Ethics. We intend to disclose any amendment to, or waiver from, a provision of our Code of Ethics and Business Conduct applicable to our Chief Executive Officer, Chief Financial Officer or principal accounting officer or controller by posting such information on our website.

The rest of the information relating to our directors, nominees for election as directors and executive officers under the headings "Re-Election of Elected Directors" and "Executive Officers" in our definitive proxy statement for our Special Meeting in Lieu of an Annual Meeting of Stockholders is incorporated herein by reference to such proxy statement.

ITEM 10. EXECUTIVE COMPENSATION

The discussion under the heading "Executive Compensation" in our definitive proxy statement for our Special Meeting in Lieu of an Annual Meeting of Stockholders is incorporated herein by reference to such proxy statement.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The discussion under the heading "Security Ownership of Certain Beneficial Owners and Management" in our definitive proxy statement for our Special Meeting in Lieu of an Annual Meeting of Stockholders is incorporated herein by reference to such proxy stat statement.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The discussion under the heading "Certain Relationships and Related Transactions" in our definitive proxy statement for our Special Meeting in Lieu of an Annual Meeting of Stockholders is incorporated herein by reference to such proxy statement.

ITEM 13. EXHIBITS

Reference is made to the Exhibit Index appearing immediately after the signature page below.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The discussion under the heading "Information Concerning Our Independent Registered Public Accounting Firm" in our definitive proxy statement for our Special Meeting in Lieu of an Annual Meeting of Stockholders is incorporated herein by reference to such proxy statement.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZONE 4 PLAY, INC.

By: /s/ Steve Baker
Steve Baker
Chief Executive Officer

Date: April 14, 2008

In accordance with the Exchange Act, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated

SIGNATURE	TITLE	DATE
/s/ Steve Baker Steve Baker	Chief Executive Officer	April 14, 2008
/s/ Shimon Citron Shimon Citron	Director	April 14, 2008
/s/ Adiv Baruch Adiv Baruch	Director	April 14, 2008
/s/ Niv Zilberstein Niv Zilberstein	Director	April 14, 2008

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
3.1	Composite copy of the Company's Articles of Incorporation as amended on February 5, 2004 (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10K-SB filed with the Securities and Exchange Commission on April 11, 2006).
3.2	Bylaws (incorporated by reference to Exhibit 3.2 to the Company's Form SB-2 (File No. 333-91356) filed with the Securities and Exchange Commission on June 27, 2002).
4.1	Registration Rights Agreement dated March 20, 2006 between the Company and certain accredited investors (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 24, 2006).
4.2	Form of Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 24, 2006).
4.3	Registration Rights Agreement dated March 29, 2006 between the Company and certain accredited investors (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 31, 2006).
4.4	Form of Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 31, 2006).
10.1	Amendment to 2004 Global Share Option Plan of Zone 4 Play, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 10, 2006).+
10.2	Option Agreement between Zone 4 Play, Inc. and Citron Investments Ltd. dated April 3, 2006 (incorporated by reference to Exhibit 10.1. to the Company's Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on August 15, 2006).
10.3	Share Subscription and Option Agreement dated September 14, 2006, by and among, RNG Gaming Ltd., Golden Palace Ltd. and Gaming Ventures plc. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 14, 2006).
10.4	Software License Agreement dated October 31, 2006, by and among, RNG Gaming Ltd. and Golden Palace Ltd. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 6, 2006).
10.5	Securities Purchase Agreement dated January 3, 2005 by and among the Company and a list of the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 7, 2005).
10.6	Agreement dated January 17, 2005 between Eurobet UK Limited and Zone Play (UK) Limited (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 24, 2005).
10.7	Agreement, dated January 17, 2005 between Eurobet UK Limited and Zone4Play (UK) Limited (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K/A filed with the Securities and Exchange Commission on April 28, 2005).
10.8	Securities Purchase Agreement dated January 27, 2005 among the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 27, 2005)
10.9	Securities Purchase Agreement dated March 20, 2006 between the Company and certain accredited investors (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 24, 2006).

10.10	Securities Purchase Agreement dated March 29, 2006 between the Company and certain accredited investors (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 31, 2006).
10.11	Director Appointment Agreement dated as of January 15, 2006 by and between Zone 4 Play, Inc. and Adiv Baruch (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 18, 2006).+
10.12	Agreement dated July 31, 2007, by and between the registrant, Zone 4 Play, Inc. and Zone 4 Play (Israel) Ltd. on one hand, and Mr. Shimon Citron, Citron Investments Ltd., and Winner Sports 2002 (Israel) Ltd. on the other hand (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2007. +
10.13	Grant Letter dated November 6, 2007 by and between Zone 4 Play, Inc. and Winner.com (UK) Ltd (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 14, 2007).
10.14	Shareholders Agreement dated November 6, 2007 by and between Zone 4 Play, Inc. and Two Way Media Limited(incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 14, 2007)
10.15	Termination Agreement dated November 6, 2007 by and among Zone 4 Play, Inc., Winner.com (UK) Ltd and Two Way Media Limited(incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 14, 2007)
10.16	Convertible Loan Agreement dated as of March 6, 2008(incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 14, 2008)
10.17	Convertible Promissory Note dated as of March 6, 2008(incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 14, 2008)
10.18	Security Agreement dated as of March 6, 2008(incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 14, 2008)
10.19	Common Stock Purchase Warrant dated as of March 6, 2008(incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 14, 2008).
10.20	A Summary of Directors Ongoing Compensation(incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10K-SB filed with the Securities and Exchange Commission on April 11, 2006).+
10.21	Sample Agreement under the Company's 2004 Global Option Share Plan(incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10K-SB filed with the Securities and Exchange Commission on April 11, 2006).
10.22	2004 Global Share Option Plan of Zone 4 Play, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2004).+
16.1	Letter from Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global to the Securities and Exchange Commission dated July 10, 2006 (incorporated by reference to Exhibit 16.1 to the Company's Current Report on Form 8-K/A filed with the Securities and Exchange Commission on July 10, 2006).
21.1	List of Subsidiaries*
23.1	Consent of Ziv Haft, a member of the BDO network.*
31.1	Certification required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended. *
31.2	Certification required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended. *

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **

* Filed herewith

** Furnished herewith.

+ Management contract or compensation Plan.

ZONE4PLAY INC. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

IN U.S. DOLLARS

INDEX

- - - - - - - - - - -

BDO ZIV HAFT
Certified Public Accountants (Isr.)

REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
ZONE4PLAY INC.

We have audited the accompanying consolidated balance sheets of Zone4Play Inc. (the "Company") and its subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2007 and 2006 and the related consolidated results of their operations and cash flows for the two years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 21 to the consolidated financial statements, the Company changed its method of accounting for share-based compensation effective January 1, 2006 to conform with FASB Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment".

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(b) to the consolidated financial statements, the Company has suffered losses from operations and has negative cash flows from operations that raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are also discussed in the note. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of these uncertainties.

Tel Aviv, Israel
April 14, 2008

Ziv Haft
Certified Public Accountants (Isr.)
BDO Member Firm

CONSOLIDATED BALANCE SHEETS

U.S. dollars, except share data

	December 31,	
	2007	**2006**
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 147,046	$ 3,019,282
Trade receivables		
(net of allowance for doubtful accounts of $405,452 as of December 31,2007)	117,793	1,005,161
Other accounts receivable, prepaid expenses and related parties (Note 3)	131,046	163,525
Total current assets	395,885	4,187,968
RELATED PARTIES (Note 8)	294,526	-
SEVERANCE PAY FUND	78,453	104,729
PROPERTY AND EQUIPMENT, NET (Note 4)	322,581	665,244
ACQUIRED TECHNOLOGY, NET (Note 5)	107,309	440,641
ASSETS ATTRIBUTED TO DISCONTINUED OPERATIONS (Note 14)	31,506	34,919
Total assets	$ 1,230,260	$ 5,433,501

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

U.S. dollars, except share data

	December 31, 2007	December 31, 2006
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short-term bank credit (Note 6)	$ -	$ 16,750
Trade payables	115,968	291,822
Employees and payroll accruals	287,441	427,106
Accrued expenses and other liabilities	188,843	552,113
Total current liabilities	592,252	1,287,791
LONG TERM LIABILITIES:		
Call option (Note 8)	206,768	114,850
Accrued Severance pay	140,293	281,834
Total long term liabilities	347,061	396,684
LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATIONS (Note 14)	25,051	144,520
Total liabilities	964,364	1,828,995
COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)	-	-
INVESTMENT IN AFFILIATED COMPANY (Note 8)	516,355	-
MINORITY INTEREST	-	138,374
STOCKHOLDERS' EQUITY (DEFICIT)(Note 10):		
Common stock of $ 0.001 par value:		
Authorized: 75,000,000 shares at December 31, 2007 and 2006; Issued and outstanding: 32,319,031 shares at December 31, 2007 and 2006,	32,319	32,319
Additional paid-in capital	17,060,714	16,800,395
Accumulated other comprehensive loss	(7,504)	(18,588)
Accumulated deficit	(17,335,988)	(13,347,994)
Total stockholders' equity (deficit)	(250,459)	3,466,132
Total liabilities and stockholders' equity	$ 1,230,260	$ 5,433,501

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars, except share data

	Year ended December 31, 2007	Year ended December 31, 2006
Revenues:		
Revenues from software applications	$ 849,578	$ 1,619,630
Revenues from services to affiliated company	293,626	-
Total revenues	$ 1,143,204	$ 1,619,630
Cost of revenues	628,542	394,447
Gross profit	514,662	1,225,183
Operating expenses:		
Research and development	1,604,359	2,923,572
Selling and marketing	190,516	1,859,279
General and administrative	1,539,642	2,061,975
Total operating expenses	3,334,517	6,844,826
Operating loss	2,819,855	5,619,643
Financial expenses (income), net (note 13)	185,050	(9,181)
Other income	(71,060)	-
Loss before Taxes on income	2,933,845	5,610,462
Taxes on income (note 12)	-	-
	2,933,845	5,610,462
Equity in losses of affiliated company	516,355	
Minority interests in losses (profit) of subsidiaries	138,374	(24,374)
Net loss from continuing operation	$ 3,311,826	$ 5,634,836
Net loss from discontinued operation, net (Note 14)	676,168	790,115
Net Loss	3,987,994	$ 6,424,951
Basic and diluted net loss per share from continuing operation	$ 0.10	$ 0.19
Basic and diluted net loss per share from discontinued operation	$ 0.03	$ 0.02
Total Basic and diluted net loss per share	$ 0.13	$ 0.21
Weighted average number of common stock used in computing basic and diluted net loss per share	32,319,031	30,400,789

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

U.S. dollars, except share data

	Common stock	Share capital	Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive income (loss)	Accumulated deficit	Total comprehensive loss	Total stockholders' equity (deficiency)
	Number	Amount						
Balance as of December 31, 2005	24,039,963	24,040	8,975,273	(774,952)	(16,638)	(6,923,043)	(3,987,534)	1,284,680
Reclassification of deferred stock Compensation			(774,952)	774,952	-	-	-	-
Issuance of shares to service provider	30,000	30	17,970	-	-	-	-	18,000
Issuance of shares and warrants, net	8,234,485	8,234	6,346,856	-	-	-	-	6,355,090
Exercise of employees stock options	14,583	15	8,506	-	-	-	-	8,521
Issuance of warrants to service providers			61,750	-	-	-	-	61,750
Stock - based compensation	-	-	1,823,842	-	-	-	-	1,823,842
Change in proportionate share of subsidiary equity resulting from additional equity raised (Note 10(b)(8))	-	-	341,150	-	-	-	-	341,150
Foreign currency translation adjustments	-	-	-	-	(1,950)	-	(1,950)	(1,950)
Net loss	-	-	-	-	-	(6,424,951)	(6,424,951)	(6,424,951)
Balance as of December 31, 2006	32,319,031	$ 32,319	$16,800,395	$ -	$ (18,588)	$(13,347,994)	$(6,426,901)	$ 3,466,132
Issuance cost of provision issued shares and warrants	-	-	(6,867)	-	-	-	-	(6,867)
Stock - based compensation	-	-	267,186	-	-	-	-	267,186
Foreign currency translation adjustments	-	-	-	-	11,084	-	11,084	11,084
Net loss	-	-	-	-	-	(3,987,994)	(3,987,994)	(3,987,994)
Balance as of December 31, 2007	32,319,031	$ 32,319	$17,060,714	$ -	$ (7,504)	$ (17,335,988)	$(3,976,910)	(250,459)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars, except share data

	Year ended December 31, 2007	Year ended December 31, 2006
Cash flows from operating activities:		
Net loss	$ (3,987,994)	$ (6,424,951)
Adjustments required to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	668,704	655,737
Loss on sale of property and equipment	24,166	-
Decrease (increase) in trade and other accounts receivable and prepaid expenses	917,748	(916,930)
Amortization of deferred compensation	267,186	1,823,842
Increase (decrease) in trade payables	(295,323)	(45,284)
Increase (decrease) in employees and payroll accruals	(139,665)	77,906
Increase (decrease) in accrued expenses and other liabilities	(363,272)	471,862
Increase in related parties	(294,526)	-
Equity in losses of affiliated company	516,355	-
Minority interests in (loss) profits of subsidiaries	(138,374)	24,374
Change in value of call option	91,918	
Accrued severance pay ,net	(115,263)	(16,923)
Issuance of options and common stock as a compensation to service providers	-	79,750
Net cash used in operating activities	(2,848,340)	(4,270,617)
Cash flows from investing activities:		
Purchase of property and equipment	(10,935)	(245,028)
Net cash used in investing activities	(10,935)	(245,028)
Cash flows from financing activities:		
Proceeds from Issuance of shares and warrants, net	(6,867)	6,355,090
Proceeds from exercise of stock option	-	8,521
Repayment of short-term bank credit, net	(16,750)	(996)
Issuance in subsidiary to a minority shareholders	-	570,000
Net cash provided (used in) by financing activities	(23,617)	6,932,615
Effect of exchange rate changes on cash and cash equivalents	10,656	(1,723)
Increase (decrease) in cash and cash equivalents	(2,872,236)	2,415,247
Cash and cash equivalents at the beginning of the period	3,019,282	604,035
Cash and cash equivalents at the end of the period	$ 147,046	$ 3,019,282

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars, except share data

	Year ended	
	2007	2006
Non-cash transaction		
Purchase of property and equipment	$ -	$ 51,589
Issuance of shares in respect of minority interest acquisition in subsidiary	$ -	$ -
Gain on realization of shareholdings	$ -	$ 341,150
Supplemental disclosure of cash flows information:		
Cash paid during the period for:		
Interest	$ 2,248	$ 2,041

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars, except share data

NOTE 1:- GENERAL

a. Zone4Play Inc. ("the Company") was incorporated under the laws of the State of Nevada on April 23, 2002 as Old Goat Enterprises, Inc. On February 1, 2004, the Company acquired Zone4Play, Inc. ("Zone4Play (Delaware))" (see c. below), which was incorporated under the laws of the State of Delaware on April 2, 2001, and subsequently changed the Company's name to Zone4Play, Inc., a Nevada corporation. The Company develops and markets interactive games applications for Internet, portable devices and interactive TV platforms.

The Company conducts its operations and business with and through its subsidiaries, (1) Zone4Play (Delaware), (2) Zone4Play Limited, an Israeli corporation incorporated in July 2001, which is engaged in research and development and marketing of the applications, (3) Zone4Play (UK) Limited, a United Kingdom corporation, incorporated in November 2002, which is engaged in marketing of the applications, (4) MixTV Ltd., an Israeli corporation which develops and markets participation TV games applications(see note 1d)., and (5) Gaming Ventures Plc ("Gaming") , a company incorporated in the Isle of Man (see note 1e).

The Company's shares are currently traded on the OTC Bulletin Board under the trading symbol "ZFPI.OB."

b. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered losses from operations and negative cash flows from operations since inception. For the year ended December 31, 2007 the Company incurred a loss from continuing operations of $3,311,826, negative cash flows from operations of $2,848,340 and has an accumulated deficit of $17,335,988 as of December 31, 2007.

Despite its negative cash flows, the Company has been able to secure financing in order to support its operation to date, based on shares issuances. Management believes that, despite the financial hurdles and funding uncertainties going forward, it has under development a business plan that, if successfully funded and executed as part of a financial restructuring can significantly improve operating results. As part of the Company's plan to secure ongoing operations, management entered into a convertible loan agreement that is still subject to shareholders approval as discussed in note 16 The consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty.

c. Acquisition of Zone4Play (Delaware):

According to the agreement between the Company and Zone4Play (Delaware), the Company issued 10,426,190 shares of common stock to the former holders of equity interest in Zone4Play (Delaware). The acquisition has been accounted for as a reverse acquisition, whereby the Company was treated as the acquiree and Zone4Play (Delaware) as the acquirer, primarily because Zone4Play (Delaware) shareholders owned a majority, approximately 58% of the Company's Common stock, upon completion of the acquisition. Immediately prior to the consumption of the transaction, Zone4Play Inc. had no material assets and liabilities, hence the reverse acquisition is treated as a capital stock transaction in which Zone4Play (Delaware) is deemed to have issued the Common stock held by the Company shareholders for the net assets of the Company. The historical financial statements of Zone4Play (Delaware) became the historical financial statements of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars, except share data

NOTE 1:- GENERAL (Cont.)

d. In June 2004, the Company and NetFun Ltd. ("Netfun") formed a new company named MIX TV Ltd ("MIX TV") in order to pursue the marketing, deployment and support of the MIX TV system. The controlling stake of 50.1% is held by the Company. NetFun had a 20% share of the new company, which could had increased to up to 49.9% as pre-defined two milestones: (a) Upon MIX TV reaching its operational break-even, 10% of the shares will be transferred to Netfun. (b) Upon repayment to the Company of all the sums provided to MIX TV, 19.9% of the shares will be transferred to Netfun. A trustee was holding the remaining shares (29.9%). The Company provided capital for one year of operating the new company, whereas NetFun delivered its Intellectual Properties assets (MIX TV). MIX TV has commenced its operations in July 2004 and generated losses as of December 31, 2004 that had been consolidated in the company's report since July 2004.

On March 10, 2005, the Company signed a stock purchase agreement with NetFun, regarding which the closing took place in April 2005. According to the Agreement, the Company acquired the remaining minority interests held by NetFun of 49.9% in its consolidated subsidiary MIX TV, for a consideration of 625,000 shares of Common stock of the Company, which had a fair value of $ 1,000,000 based on the average market price of the share around the announcement date. As a result of the Agreement, the Company holds the entire ownership interest in MIX TV. The acquisition was accounted under the purchase method of accounting. The purchase price has been attributed to MIX TV's technology. The technology is amortized over its useful life which management estimated to be three years. No other significant assets were acquired and no other liabilities were assumed.

e. On July 11, 2006, the Company formed Gaming. Gaming conducts its operations and business with and through its wholly-owned subsidiaries: RNG Gaming Limited ("RNG"), an Isle of Man corporation incorporated on July 12, 2006 which is engaged in development of its software and licensing it to third parties, and Get21 Limited ("Get21"), an Isle of Man corporation incorporated on July 12, 2006 which is engaged in providing marketing services of gaming applications. On August 4, 2006, Gaming filed with the Securities and Exchange Commission ("SEC") a registration statement on Form 20-F, which is now effective. As a result, Gaming is now a separate reporting entity with the SEC that has the reporting obligations of a foreign private issuer, despite it being the Company's wholly owned subsidiary.

According to an agreement dated July 12, 2006 between Gaming and Zone4Play (Delaware), Gaming purchased from Zone4Play (Delaware) all right, title, and interest in its Intellectual Property Rights and assets related to its Black Jack business ("BJ Business") on a "Going concern" and "As is" basis, in exchange for a promissory note in the principal amount of $2.25 million. The valuation was based on an appraisal report made by an independent appraiser. This Promissory Note is in effect for five years (60 months). Principal is paid in five (5) equal annual installments of $450,000 each and is carrying interest of $US Libor +1.5% per annum.

f. Concentration of risk that may have a significant impact on the Company:

The Company derived approximately 79% of its revenues in the year 2007 from 3 major customers (see Note 8b).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars, except share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

a. Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b. Financial statements in U.S. dollars:

Most of the revenues of the Company and most of its subsidiaries are generated in U.S. dollars ("dollar"). Company's management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standard No. 52, "Foreign Currency Translation" ("SFAS No. 52"). All transactions gains and losses of the remeasurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses as appropriate.

The financial statements of Zone4Play (UK) Limited, whose functional currency has been determined to be its local currency, have been translated into dollars. All balance sheet amounts have been translated using the exchange rates in effect at each balance sheet dates. Statement of operation amounts have been translated using the average exchange rate prevailing during the period. The resulting translation adjustments are reported as a separate component of accumulated other comprehensive loss in stockholder's equity.

c. Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances, have been eliminated upon consolidation.

d. Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

e. Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method, over the estimated useful lives of the assets, at the following annual rates:

	%
Computers and peripheral equipment	33
Electronic devices	15
Leasehold improvements	Over the shorter of the lease term or useful economic life

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f. Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long- Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value. As of December 31, 2007 and 2006 no impairment losses have been identified.

g. Acquired technology:

Acquired technology is amortized over its useful life using a method of amortization that reflects the pattern in which the economic benefits of technology is consumed or otherwise used up. Acquired technology is amortized on a straight line basis over a period of three years.

h. Severance pay:

The Company's liability for severance pay in respect to its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Israeli employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company's liability for its employees is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2007, and 2006 amounted to $ 115,263 $ and 133,517 , respectively.

i. Accounting for stock-based compensation:

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standard No. 123 (revised 2004) ("SFAS 123R"), "Share-Based Payment," and Staff Accounting Bulletin No. 107 ("SAB 107"), which was issued in March 2005 by the SEC. SFAS 123R addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for equity instruments of the Company. This statement requires that employee equity awards be accounted for using the grant-date fair value method. SAB 107 provides supplemental implementation guidance on SFAS 123R, including guidance on valuation methods, classification of compensation expense, income statement effects, disclosures and other issues.

SFAS 123R superseded the Company's previous accounting for its employee stock option plans using the intrinsic value-based method of accounting prescribed under Accounting Principles Board Opinion No. 25 and related interpretations ("APB 25"). The Company elected to adopt the modified prospective transition method permitted by SFAS 123R. Under such transition method, the new standard has been implemented as from January 1, 2006, with no restatement of prior periods to reflect the fair value method of expensing share-based compensation.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company has expensed compensation costs, net of estimated forfeitures, applying the straight line method, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and previously presented in the pro forma footnote disclosures. Results for prior periods have not been restated as explained above. For the years ended December 31, 2007 and 2006, the Company recorded stock-based compensation costs in the amount of $267,186 and $1,823,842 respectively. The total unrecognized compensation cost on employee stock options amounted to $465,546 at December 31, 2007, and is expected to be recognized over a weighted average period of 2 years.

The Company applies EITF 96-18, "Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring or in Conjunction with Selling, Goods or Services" with respect to options and warrants issued to non-employees.

j. Revenue recognition:

The Company accounts for revenues from software applications agreements in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition", as amended ("SOP 97-2"). The revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable.

SOP 97-2 specifies that extended payment terms in a licensing arrangement may indicate that the license fees are not deemed to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer unless collection is not considered probable then revenue is recognized as payments are collected from the customer, provided that all other revenue recognition criteria have been met.

The Company is entitled to royalties from revenue sharing arrangements upon sublicensing of the Company's products to end-users. The Company recognizes royalties from revenue sharing arrangements during the period based on reports obtained from its customers through the relevant reporting period on a monthly basis

Revenues from services to affiliated company consists of development services provided to TWG (see Note 8) on a Cost Plus basis.

During fiscal 2007 the Company was not involved in multiple arrangements. In fiscal 2006 the arrangements that include multiple elements were usually arrangements where the Company sells software products and Post Contract Support ("PCS"). For these multiple elements, SOP 97-2 requires that the fair value of each component in a multiple element arrangement will be determined based on the vendor's specific objective evidence ("VSOE") for that element, and revenue is allocated to each component based on its fair value. SOP 98-9 requires that revenue be recognized under the "residual method" when VSOE does not exist for all the delivered elements, VSOE of fair value exists for all undelivered elements, and all other SOP 97-2 criteria are met. Under the residual method, any discount in the arrangement is allocated to the delivered elements. The specific objective evidence for the PCS is established by the price charged on separate PCS renewal contracts. The revenue associated with the delivered elements was recognized using the residual method discussed above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars, except share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k. Research and development costs:

Research and development costs are charged to the Statement of Operations as incurred. SFAS No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general releases have been insignificant. Therefore, all research and development costs have been expensed.

l. Income taxes:

Effective January 1, 2007, the Company adopted Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FAS 109" ("FIN 48"), which was issued in June 2006. FIN 48 clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company's accounting policy, pursuant to the adoption of FIN 48, is to classify interest and penalties recognized in the financial statements relating to uncertain tax positions under the provision for income taxes.
The adoption of FIN 48 did not result in a change to the Company's retained earnings. As of December 31, 2007, there are no unrecognized tax benefits.

Deferred taxes are determined utilizing the "asset and liability" method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, when it's more likely than not that deferred tax assets will not be realized in the foreseeable future

m. Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The majority of the Company's cash and cash equivalents are invested in dollar instruments with major banks in Israel, the United Kingdom and the United States. Such cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound and accordingly, minimal credit risk exists with respect to these investments.
Trade receivables of the Company and its subsidiaries are derived from sales to customers located primarily in the U.S., U.K. and Israel. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses except for Golden Palace debt (see note 2q).

The Company and its subsidiaries have no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n. Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, trade receivables, other accounts receivable, short-term bank credit, short-term loans, trade payables and other accounts payable approximate their fair value due to the short-term maturity of such instruments. The call option was recorded at fair value based on fair market valuation model.

o. Basic and diluted net loss per share:

Loss per share ("EPS") were computed in accordance with provisions of SFAS No. 128 "Earnings per share" ("SAFS 128"). SFAS 128 requires the presentation of both basic and diluted EPS.
Basic net loss per share is computed based on the weighted average number of common shares outstanding during each year. Diluted loss per share is computed based on the weighted average number of common shares outstanding during each year, plus dilutive potential common shares considered outstanding during the year. For the years ended December 31, 2007 and 2006, all the options and warrants outstanding have been excluded from the calculations because the effect on net loss per share would have been antidilutive.

p. Gain on Realization of Shareholdings:

Gain on realization of shareholdings includes the results of realization of the Company's shareholdings in investee arising either from the sale of such shareholdings or from issuance of stock by the investee to third parties, which is recognized in accordance with the provisions of Staff Accounting Bulletin No. 51 ("SAB 51") of the Securities and Exchange Commission ("SEC") or SAB Topic 5H. where the investee is a newly-formed, in a process of research and development, start-up or development Stage Company.
The Company charges such results to earnings, provided that the conditions stipulated in SAB 51 for such recognition have been met or into equity where SAB Topic 5H conditions have been met .

q. Provisional for doubtful accounts:

The provisional for doubtful accounts was based on specific receivables, which their collection, in the opinion of the Company's management, is in doubt. Trade receivables are charged off in the period in which they are deemed to be uncollectible. During 2007 the Company recorded an allowance for doubtful account in the amount of $405,452.

r. Impact of recently issued Accounting Standards:

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for the Company beginning January 1, 2008. The FASB issued a FASB Staff Position (FSP) to defer the effective date of SFAS No. 157 for one year for all nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company does not expect the adoption will have material impact on its consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars, except share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In February 2007, the FASB issued FAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities." This standard permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. As applicable to the Company, this statement will be effective as of the year beginning January 1, 2008. The Company does not expect the adoption of FAS 159 to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations." SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, the goodwill acquired, and any noncontrolling interest in the acquire. This Statement also establishes disclosure requirements to enable the evaluation of the nature and financial effect of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating the potential impact, if any, of the adoption of FAS 141(R) on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51." SFAS No. 160 establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated. This Statement also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on its consolidated financial statements.

In December 2007, the SEC issued Staff Accounting Bulleting No. 110 ("SAB 110") relating to the use of a "simplified" method in developing an estimate of the expected term of "plan vanilla" share options. SAB 107 previously allowed the use of the simplified method until December 31, 2007. SAB 110 allows, under certain circumstances, to continue to accept the use of the simplified method beyond December 31, 2007. The adoption of SAB 110 will impact the consolidated financial statements since the Company uses the "simplified" method in developing an estimate of the expected term on its share options.

NOTE 3:- OTHER ACCOUNTS RECEIVABLE, PREPAID EXPENSES AND RELATED PARTIES

	December 31,	
	2007	2006
Government authorities	$ 23,982	$ 43,305
Prepaid expenses and other	73,111	81,332
Related parties	33,953	38,888
	$ 131,046	$ 163,525

NOTE 4:- PROPERTY AND EQUIPMENT, NET

	December 31, 2007	December 31, 2006
Cost:		
Computers and peripheral equipment	$ 1,098,506	$ 1,150,650
Leasehold improvements	43,434	34,814
Electronic devices	98,530	72,293
	1,240,470	1,257,757
Accumulated depreciation:		
Computers and peripheral equipment	853,405	563,617
Leasehold improvements	22,792	10,747
Electronic devices	41,692	18,149
	917,889	592,513
Depreciated cost	$ 322,581	$ 665,244

Depreciation expenses were $ 335,372 and $ 321,865 for the years ended December 31, 2007and 2006, respectively.

NOTE 5:- ACQUIRED TECHNOLOGY, NET

Acquired technology from the acquisition of the business from MIX TV in April 2005 [see Note 1d].

	December 31, 2007	December 31, 2006
Cost	$ 1,000,000	$ 1,000,000
Accumulated amortization	892,691	559,359
Amortized cost	$ 107,309	$ 440,641

Depreciation expenses were 333,332 and $ 333,332 for the years ended December 31, 2007, and 2006, respectively. Estimated amortization expenses for the year ended:

Year ended December 31,	Amortization Expenses
2008	$ 107,309

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars, except share data

NOTE 6:- SHORT-TERM BANK CREDIT

	Interest rate		December 31,	
	2007	2006	2007	2006
	%			
Short-term bank credit linked to New Israeli Shekel (NIS)	9.0-10.0	9.0-10.0	$ -	$ 16,750
(1) Total authorized credit lines			$ 23,684	$ 23,669

NOTE 7:- COMMITMENTS AND CONTINGENT LIABILITIES

Lease commitments:

The Company leases its facilities under lease agreements in Israel, which will expire in December 2009. The rent of this property increases once every 12 months by 5% of the space rate. Future minimum commitments under non-cancelable operating leases as of December 31, 2007 are as follows:

Year ending December 31,	Rental of premises
2008	$ 84,072
2009	81,763
	$ 165,835

Total rent and other attendant expenses for the years ended December 31, 2007 and 2006 were approximately $108,507 and $120,072, respectively.

NOTE 8:- INVESTMENT IN AN AFFILIATED COMPANY

On November 6, 2007, the Company and Two Way Media Ltd (the "Parties") have incorporated a new entity in Alderney bearing the name Two Way Gaming Limited ("TWG")to conduct all gaming activity undertaken by the Parties on interactive television, mobile telephony, participation television and the internet. Both companies are equal holders of the issued shares of TWG. On the same day the Parties agreed to grant to Winner.com (UK) ltd ("winner") in exchange to the brand name winner an option to purchase directly from Z4P part of Z4P's shareholding in TWG equivalent to 7.5% of the TWG's total shares subject to certain events. The call option was accounted for as a derivative pursuant to EITF 00-06 "Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of a Consolidated Subsidiary". The fair value of the derivative as of December 31, 2007 amounted to $206,768 and is being marked to market. Winner is owned by our former Chief Executive Officer and current director and our main shareholder Mr. Shimon Citron. Since the company holds 50% of TWG's issued shares, it accounts for its investment under the equity method. The Company and Two Way Media are liable in equals' part for the losses of TWG.

The Company charges TWG with respect to development services on a Cost Plus basis, the balance account as of December 31, 2007 amounted to $294,526.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars, except share data

NOTE 9:- GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS

a. Summary information about geographic areas:

The Company manages its business on the basis of one reportable segment (see Note 1 for a brief description of the Company's business) and follows the requirements of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information".

The following is a summary of revenues within geographic areas, based on customer's location:

	Year ended December 31,	
	2007	2006
Antigua and Barbuda	$ 60,945	$ 837,457
Alderney	293,626	-
United Kingdom	273,949	245,161
United States	164,165	220,003
Australia	350,000	350,000
Other	519	3,758
	$ 1,143,204	$ 1,656,379

All long-lived assets are located in Israel at the Company's premises.

b. Major customer data as percentage of total revenues:

	2007	2006
Customer A	*)	51%
Customer B -	31%	21%
Customer C	22%	12%
Customer D (related party)	26%	-

*) Represents an amount lower than 10%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars, except share data

NOTE 10:- SHARE CAPITAL

a. Shareholders' rights:

The shares of common stock confer upon the holders the right to elect the directors and to receive notice to participate and vote in the stockholders meetings of the Company, and the right to receive dividends, if and when declared.

b. Private placement:

1. On February 2, 2006, the Company issued 30,000 shares of common stock to a service provider, pursuant to a service agreement. Therefore, an expense in the amount of $18,000 was recognized on the date of grant, according to Emerging Issues Task Force ("EITF")96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF 96-18").

2. On March 24, 2006, the Company completed a $4.5 million private placement consisting of 6,234,485 units consisting of one share of its common stock of $0.001 par value and one warrant to purchase one share of common stock each. The purchase price per unit for the common stock and the warrant was $0.725. Each warrant is exercisable for 36 months at a price of $1.125 per share. The Company agreed to prepare and file with the SEC a registration statement covering the resale of the common stock on or before May 9, 2006 for certain investors. If such registration statement covering the shares of common stock purchased by those certain investors was not declared effective within 120 days from the closing date, then the Company would have had to pay those investors liquidated damages equal to 1% per month of the aggregate purchase price paid by them which would not exceed fifteen percent (15.0%) of the aggregate purchase. On May 4, 2006 the Company filed a registration statement covering the resale of the shares and the shares underlying the warrants, which went effective on June 6, 2006.

3. On March 30, 2006, the Company completed a $2.0 million private placement consisting of 2,000,000 units consisting of one share of its common stock of $0.001 par value and one warrant to purchase one share of Common stock each. The purchase price per unit for the common stock and the warrant was $1. Each warrant is exercisable for 36 months at a price of $1.35 per share. The Company agreed to prepare and file with the SEC a registration statement covering the resale of the common stock on or before May 15, 2006 for certain investors. If such registration statement covering the shares of common stock purchased by those certain investors was not declared effective within 120 days from the closing date, then the Company would have had to pay those investors liquidated damages equal to 1% per month of the aggregate purchase price paid by them which would not exceed fifteen percent (15.0%) of the aggregate purchase. On May 4, 2006 the Company filed a registration statement covering the resale of the shares and the shares underlying the warrants, which went effective on June 6, 2006.

4. On April 3, 2006 the Company issued to one of its non-employee directors an option to purchase up to 200,000 shares of common stock of the Company under the terms of the Company's option plan ("Director Option"). The exercise price for the shares subject to the Director Option is $ 0.725 per share of common stock of the Company. The option is fully vested. This transaction was recorded in accordance with EITF 96-18. The issuance of the option was in connection with service provided with the March private placement and therefore no expense was recorded.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars, except share data

NOTE 10:- SHARE CAPITAL (Cont.)

5. On April 27, 2006, the Company issued to two of its advisors warrants to purchase a total of 200,000 shares of the Company's common stock with an exercise price of $1.00 per share. This transaction was recorded in accordance with EITF 96-18. The issuance of the option was in connection with service provided with the March private placement and therefore no expense was recorded.

6. On May 15, 2006, the Company issued to one of its advisors a warrant to purchase a total of 200,000 shares of the Company's common stock with an exercise price of $1.35 per share. This transaction was recorded in accordance with EITF 96-18. The issuance of the option was in connection with service provided with the March private placement and therefore no expense was recorded.

7. On June 6, 2006, the Company issued to its financial advisor a warrants to purchase a total of 110,345 shares of the Company's common stock with an exercise price of $1.00 per share, and a warrant to purchase 40,000 shares of the Company's common stock with an exercise price of $1.35 per share. This transaction was recorded in accordance with EITF 96-18. The issuance of the option was in connection with service provided with the March private placement and therefore no expense was recorded.

8. On September 14, 2006, Gaming, RNG, and Golden Palace Ltd. ("Golden Palace"), entered into an agreement under which Golden Palace agreed to invest $600,000 in RNG in return for 20% of the ordinary shares of RNG.. The Company posted a gain of $341,150 resulting from this issuance in accordance with SAB Topic 5H. According to the SAB, realization of a gain is not assured where the subsidiary is a newly-formed, in a process of research and development, start-up or development Stage Company. In such situations, the change in the holding company's proportionate share of the subsidiary equity resulting from the additional equity raised by the subsidiary should be accounted for as an equity transaction and no gain will be recognized. Accordingly, the Company charged a gain of $341,150 into equity.

   Pursuant to terms of this agreement, Golden Palace has an option, that can be exercised upon the occurrence of certain events as defined in the agreement, to acquire an additional 30% of the ordinary shares of RNG (but not more than 50% of RNG or more than the amount owned by Gaming) at a price of $100,000 per each additional percentage interest of the ordinary shares of RNG. Concurrently, Gaming, RNG and Golden Palace entered into a shareholders agreement under which Golden Palace has a right to appoint one of RNG's 4 directors (as long as Golden Palace owns 20% of RNG) and Gaming has a right to appoint the 3 other directors. Upon Golden Palace becoming an owner of 50% of RNG, it will have the right to appoint an equal number of directors to the number we are entitled to appoint. At issuance date, the Company recorded the call option granted to Golden Palace as a derivative against additional paid in capital. . The call option is being measured at fair value and it is marked to market in accordance with "Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of a Consolidated Subsidiary" ("EITF 00-6 "). As of December 31, 2007 the fair value of the call option was zero since RNG became a non-operating company.

9. On December 7, 2006, the Company granted 250,000 warrants to service providers. Therefore, an expense in the amount of $61,750 was recognized on the date of grant, according to EITF 96-18.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars, except share data

NOTE 10:- SHARE CAPITAL (Cont.)

c. Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in U.S. dollars. The Company does not intend to pay cash dividends in the foreseeable future.

d. Stock option plans:

1. On November 23, 2004, the Company adopted the 2004 Global Share Option Plan (the "2004 Global Share Option Plan"). The 2004 Global Share Option Plan is intended to provide incentives to employees, directors and consultants by providing them with opportunities to purchase shares of the Company's common stock. Under the terms of the 2004 Global Share Option Plan, it is effective as of November 23, 2004 and terminates at the end of ten years from such date. The Company has reserved 5,000,000 authorized but unissued shares of common stock to be issued under the 2004 Global Share Option Plan. On May 4, 2006, our board of directors approved an amendment to our 2004 Global Share Option Plan under which the number of shares reserved by us for the purpose of the Plan was increased from 5,000,000 to 8,000,000.

   The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options are exercised. The options vest primarily over three years. Any options that are forfeited or not exercised before expiration become available for future grants.

2. On January 15, 2006, the Company signed an agreement with a new non-employee director. Under which the Company granted an option to purchase up to 192,261 shares of common stock of the Company under the terms of the Company's option plan ("Option"). The exercise price for the shares subject to the Option is $1 per share of common stock of the Company on the date of grant. The Option vests in three equal annual installments, whereby the director has the right to purchase 1/3 of the shares subject to the Option at the expiration of the first, second and third year respectively from the date of the agreement, provided that the director remains a member of the Board of Directors at such time. In the event of termination of the agreement for cause at any time, the Option, if not exercised, shall terminate and be cancelled and non-exercisable. The fair value of the options on grant date totaled $65,503.

3. On April 3, 2006, pursuant to Section 4(2) of the Securities Act of 1933, as amended, The Company issued to a company, which is owned by the Company's Chief Executive Officer, an option to buy 1,863,000 shares of the Company's common stock with an exercise price of $1.15 per share in consideration for services provided by the Chief Executive Officer to the Company. The option vests in the following manner: 1,500,750 shares on July 1, 2006, 155,250 shares on October 1, 2006, 155,250 shares on January, 1, 2007 and 51,750 shares on April 1, 2007. The fair value of the options on grant date totaled $1,117,071.

4. On October 22, 2006, the Company granted to two of its non-employee directors, an option under the terms of the Company's option plan, to purchase 113,537 shares of Common stock of the Company at an exercise price of $ 1.15 per share. Each director's right to exercise such option will vest in 8 equal quarterly installments during a period of two years commencing in October 2006 provided that the Company's agreement with such director does not terminate earlier. The fair value of the options on grant date totaled $33,553.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars, except share data

NOTE 10:- SHARE CAPITAL (Cont.)

5. On December 7, 2006, the Company granted to two of its non-employee directors, an option under the terms of the Company's option plan, to purchase 192,261 shares of Common stock of the Company at an exercise price of $ 1.00 per share. Each director's right to exercise such option will vest in 12 equal quarterly installments during a period of three years commencing in April 2006, provided that the Company's agreement with such director does not terminate earlier. The fair value of the options on grant date totaled $76,788.

6. On July 31 2007, the Company entered into an agreement with its former Chief Executive Officer ("CEO"), who is the main shareholder of the Company, and certain of his affiliates, which resolved all disputes between them (the "Agreement"). Under the Agreement, the Company has agreed to pay certain payments based on certain prices of the Company's shares and in addition granted to a company fully owned by the former CEO 500,000 fully vested options at an exercise price of $0.575 per share, and extended the exercise period of previously granted options for 3 more years. The fair value of the option at the grant date and the modifications for the previously granted option were immaterial.

7. A summary of the Company's share option activity to employees and directors, and related information is as follows:

	Year ended December 31,			
	2007		2006	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Outstanding at the beginning of the year	7,653,046	1.01	2,194,522	0.68
Granted	500,000	0.58	7,106,857	1.01
Exercised	-		14,583	0.58
Forfeited	4,202,081	0.82	1,633,750	0.99
Outstanding at the end of the year	3,950,965	0.98	7,653,046	1.01
Options exercisable at the end of the year	3,636,124	1.00	3,471,864	0.95
Weighted-average fair value of options granted during the year	$0.01		$0.52	

- The fair value of each option granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years: expected volatility: 2007 - 87% 2006 - 76% risk-free interest rate: 2007 - 5.366% 2006 - 4.84% expected life: 2007 - 5 years 2006 - 6 years. Expected forfeiture: 2007 - 71%, 2006 - 23%.

NOTE 10:- SHARE CAPITAL (Cont.)

- The expected volatility is based on the historical volatility of the Company's stock. The risk-free interest rate assumption is based on observed interest rates appropriate for the expected term of the stock options granted. As permitted by SAB 107, the Company used the simplified method to compute the expected option term for options granted in 2007. The Company intends to adopt SAB 110 as of January 1, 2008 and continue using the simplified method. The dividend yield assumption reflects the expected dividend yield based on historical dividends. Pre-vesting forfeiture rates were estimated based on pre-vesting forfeiture experience.

The options outstanding as of December 31, 2007, have been classified by ranges of exercise price, as follows:

Exercise price	Options outstanding as of December 31, 2007	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2007	Weighted average exercise price of options exercisable
$			$		$
0.55	45,000	7.75	0.55	45,000	0.55
0. 575	832,917	9.0	0.575	646,250	0.575
0.70	11,669	8.0	0.70	11,669	0.70
1.00	971,305	7.75	1.00	843,131	1.00
1.15	2,090,074	8.4	1.15	2,090,074	1.15
	3,950,965			3,636,124	

NOTE 11:- INCOME TAXES

a. Measurement of taxable income under the Income Tax Law (Inflationary Adjustments), 1985:

Results for tax purposes of the Israeli subsidiaries are measured in terms of earnings in NIS, after certain adjustments for increases in the Israeli Consumer Price Index ("CPI"). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Israeli subsidiaries have not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

b. loss before taxes on income:

	Year ended December 31,	
	2007	2006
Domestic	$ 630,572	$ 2,498,758
Foreign	2,303,273	3,111,704
	$ 2,933,845	$ 5,610,462

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars, except share data

NOTE 12:- INCOME TAXES (Cont.)

c. Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries' deferred tax assets are as follows:

	Year ended December 31,	
	2007	2006
Operating loss carryforward	$ 3,721,953	$ 3,360,291
Tax withholding	-	-
Temporary differences	27,635	76,062
Deferred tax asset before valuation allowance	3,749,588	3,436,353
Valuation allowance	(3,749,588)	(3,436,353)
Net deferred tax asset	$ -	$ -

On December 31, 2007, the Company and its subsidiaries have provided valuation allowances of $ 3,749,588 in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Management currently believes that since the Company and its subsidiaries have a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future. The change in valuation allowance was $ 313,235 in 2007.

d. Net operating losses carryforwards:

The US subsidiaries have accumulated losses for tax purposes as of December 31, 2007, in the amount of $ 9,021,225 which may be carried forward and offset against taxable income, and which expires during the years 2022 through 2025.

Zone4Play (Israel) Ltd., has accumulated losses for tax purposes as of December 31, 2007, in the amount of approximately $ 469,711 which may be carried forward and offset against taxable income in the future, for an indefinite period.

MIX TV Ltd an Israeli subsidiary of the Company has accumulated losses for tax purposes as of December 31, 2007, in the amount of approximately $ 1,121,373 which may be carried forward and offset against taxable income in the future, for an indefinite period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars, except share data

NOTE 12:- INCOME TAXES (Cont.)

e. Theoretical tax :

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of the benefits from accumulated net operating losses carry forward among the various subsidiaries worldwide due to the uncertainty of the realization of such tax benefits.

f. Tax rates:

Taxable income of Israeli subsidiaries is subject to tax at the rate of 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

h. Income taxes on non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence.

Israeli income taxes and foreign withholding taxes were not provided for on undistributed earnings of the Company's foreign subsidiaries. The Company intends to reinvest these earnings indefinitely in its foreign subsidiaries. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

i. Uncertain Tax Position:

As stated in Note 1.l, effective January 1, 2007, the Company adopted FIN 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FAS 109", which was issued in July 2006. FIN 48 clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.
As a result of the implementation of FIN 48, there was no cumulative effect adjustment for unrecognized tax benefits, which would have been accounted for as an adjustment to the January 1, 2007 balance of retained earnings. The Company has recorded no liability for income taxes associated with unrecognized tax benefits at the date of adoption and have not recorded any liability associated with unrecognized tax benefits during 2007. Accordingly, the Company has not recorded any interest or penalty in regard to any unrecognized benefit.
The Company's policy regarding interest and/or penalties related to income tax matters is to recognize such items as a component of income tax expense (benefit). The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

NOTE 13:- FINANCIAL EXPENSES

	Year ended December 31,	
	2007	2006
Financial (Income) expenses:		
Interest, bank charges and fees, net	(31,664)	$ (67,836)
Change in value of written call options	91,918	-
Foreign currency translation differences	124,796	58,655
	$ 185,050	$ (9,181)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars, except share data

NOTE 14: DISCONTINUED OPERATIONS

a. Effective on July 15, 2007, the Board of Directors decided to cease the business of marketing services provided for gaming applications marketing activities through its subsidiary Get21 Limited ("Get21").

The following is the composition of discontinued operations:

	Year ended December 31,	
	2007	2006
Revenues from software applications	$ 58,095	$ 36,749
Cost of revenues	66,587	31,605
Gross profit (loss)	(8,492)	5,144
Operating expenses:		
Selling and marketing	643,025	759,092
General and administrative	24,651	36,167
Total operating expenses	667,676	790,115
Net loss	$ 676,168	$ 790,115

b. The breakdown of assets and liabilities attributed to the discontinued operations of Get21 is as follows:

	As of December 31,	As of December 31,
	2007	2006
ASSETS		
CURRENT ASSETS:		
Other accounts receivable, prepaid expenses , and related parties	$ 3,650	$ 1,123
Total current assets	3,650	1,123
FIXED ASSETS	27,856	33,796
Total assets from discontinued operations, net	$ 31,506	$ 34,919
LIABILITIES' AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Trade payables	25,051	144,520
Total current liabilities	25,051	144,520
Total liabilities from discontinued operations, net	$ 25,051	$ 144,520

NOTE 15: RELATED PARTIES TRANSACTIONS

a. As to the option granted to Winner - see note 8.

b. As to the option granted to the former CEO -see note 10d(6)

NOTE 16: SUBSEQUENT EVENTS

On March 10, 2008, our board of directors (the "Board") approved the entry of the Company into a convertible debt transaction with our director, Mr. Shimon Citron. The transaction is subject to shareholder approval at a special meeting in lieu of an annual meeting planned for April 10, 2008 or a later practical date (the "Meeting"). The transaction is documented by a Convertible Loan Agreement, a Convertible Promissory Note, a Security Agreement and a Common Stock Purchase Warrant, all of which are dated as of March 6, 2008, and are collectively referred to as the "Loan Agreement Documents." The transaction was approved by a majority of the Board (not including the vote of Mr. Citron). The Board recommended that the shareholders approve the transaction as being in the best interests of the Company. The affirmative vote of a majority of shares of our Common Stock represented at the Meeting is required in order to approve the Loan Agreement Documents.

Under the Loan Agreement Documents, Mr. Citron would provide the Company with a loan in the aggregate principal amount of $500,000, which is to be advanced to the Company in seven installments of different amounts commencing February 24, 2008 and ending July 9, 2008. As of the date hereof, payments in the aggregate amount of $100,000 have been transferred to the Company. If the transaction is not approved by the shareholders at the Meeting, Mr. Citron will have the right to a return of the advances made to the Company together with 15% interest through the date of repayment, or to convert any amount already advanced to the Company into shares of the Company's Common Stock and Warrants to purchase shares of Common Stock.

In addition, the parties agreed to the following in the Loan Agreement Documents:

- The Company would issue a Secured Promissory Note to Mr. Citron, which Note shall be convertible into shares of the Company's Common Stock at a per-share conversion price equal to the average closing price of the Company's Common Stock for the five trading days preceding the date on which the first monthly installment if advanced by Mr. Citron. The first advance occurred on February 24, 2008. The conversion price based on the foregoing formula, is $0.0595 per share of Common Stock. The Note will accrue interest at a rate of 15% per annum. Payment of principal and interest by the Company will be payable in cash, or at the election of Mr. Citron in shares of Common Stock valued at $0.0595. The Note also contains customary events of default, including receivership or bankruptcy proceedings, judgments in access of $100,000, and certain trading and SEC suspensions. The Note Matures on March 6, 2009.

- The Company would enter a Security Agreement to secure the performance by the Company of its obligations under the Loan Agreement Documents. The Company has agreed to grant to Mr. Citron a first ranking priority security interest in substantially all of the assets of the Company.

- The Company would agree to file within 60 days of conversion of the Note a registration statement with the SEC, to register resales of the shares issued to Mr. Citron under the Note and the Warrant. Mr. Citron will have the option for one year from the effective date of such registration statement to purchase up to an additional $500,000 worth of Common Stock and Warrants at a price of $0.0595 per share.

EXHIBIT 21.1

LIST OF SUBSIDIARIES

Zone4Play, Inc (DE) - Incorporated in the State of Delaware, U.S.

Zone4Play (UK) Ltd - Incorporated in the United Kingdom

Zone4Play (Israel) Ltd - Incorporated in the State of Israel

MixTV Ltd - Incorporated in the State of Israel

Gaming Ventures Plc - Incorporated in the Isle of Man

RNG gaming Ltd - Incorporated in the Isle of Man

Get21 Ltd - Incorporated in the Isle of Man

Get21 (Israel) Ltd - Incorporated in the State of Israel

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FRIM

We hereby consent to incorporation by reference in the Registration Statement on Form S-8 (No. 333-126211) of Zone 4 Play, Inc. of our report dated April 14, 2008, relating to our audit of the consolidated financial statements of the Company as of December 31, 2007, which report appears in this Annual Report on Form 10-KSB of Zone 4 Play, Inc. Our report contains an explanatory paragraph regarding the company's ability to continue as a going concern.

/s/ Ziv Haft
Ziv Haft
Certified Public Accountants (Isr.)
BDO Member Firm

Tel-Aviv, Israel
April 14, 2008

EXHIBIT 31.1

CERTIFICATION

I, Steve Baker, Chief Executive Officer of Zone 4 Play, Inc., certify that:

1. I have reviewed this annual report on Form 10-KSB for the year ended December 31, 2007, of Zone 4 Play, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Dated: April 14, 2008

/s/ Steve Baker
Steve Baker
Chief Executive Officer

CERTIFICATION

I, Steve Baker, Principal Financial Officer of Zone 4 Play, Inc., certify that:

1. I have reviewed this annual report on Form 10-KSB for the year ended December 31, 2007, of Zone 4 Play, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Dated: April 14, 2008

/s/ Steve Baker
Steve Baker
Principal Financial Officer

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO**

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Zone 4 Play, Inc. (the "Company") on Form 10-KSB for the period ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, as the Chief Executive Officer and Principal Financial Officer of the Company, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated: April 14, 2008

/s/ Steve Baker
Steve Baker
Chief Executive Officer and
Principal Financial Officer

CORPORATE INFORMATION

Officers

Steve Baker
President and Chief Executive Officer

Directors

Steve Baker
President and Chief Executive Officer of Zone 4 Play, Inc.

Adiv Baruch
President and Chief Executive Officer, Pinpoint Advance Corp.

Shimon Citron
Professional Investor

Niv Zilberstein

Chief Executive Officer, Palace Industries (PI) Ltd.

Corporate Address

Zone 4 Play, Inc.
Israel R&D Center
Kyriat Atidim, Bldg. 2
Tel Aviv 61580, Israel

Principal Executive Offices

Zone 4 Play, Inc.
103 Foulk Road
Wilmington, Delaware 19803

Independent Auditors

BDO Ziv Haft
A Member of BDO International
Amot Bituach House Bildg. B.
46-48 Menachem Begin Rd.
Tel Aviv 66184, Israel

Counsel

Zysman Aharoni Gayer & Co./Sullivan & Worcester LLP
One Post Office Square
Boston, Massachusetts 02109

Transfer Agent

Continental Stock Transfer & Trust Company
17 Battery Pl. - 8th Floor
New York, NY 10004

Stock Market Information

Zone 4 Play's common stock trades on the Over-the-Counter Bulletin Board under the symbol "ZFPI.OB".

Special Meeting

The Special Meeting of Stockholders will be held at 5:00 PM, local time, on Tuesday, April 29, 2008, at our offices in Tel Aviv, Israel.

Annual Report/Form 10-KSB

The Company's Annual Report and Form 10-KSB (without exhibits) is available free of charge by writing to the Company at either address set forth above. You can also obtain a copy of the filing by going to the following website: http://www.sec.gov.

Website

http://www.zone4play.com

END